Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among:

Reven Housing REIT, Inc.,

a Maryland corporation;

SOR PORT Holdings, LLC,

a Maryland limited liability company,

and

SOR PORT, LLC,

a Maryland limited liability company

Dated as of August 30, 2019

3.20	Opinion of the Company’s Financial Advisor.	32
3.21	Brokers and Finders.	32
3.22	No Other Representations or Warranties.	32

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

4.1	Organization, Good Standing, and Qualification.	32
4.2	Company Authority; Approval.	33
4.3	Governmental Filings; No Violations.	33
4.4	Information Supplied.	34
4.5	Litigation.	34
4.6	Sufficiency of Funds.	35
4.7	Ownership of Merger Sub; No Prior Activities.	35
4.8	Ownership of Shares; Interested Stockholder.	35
4.9	Equity Commitment Letter.	35
4.10	Brokers and Finders.	36
4.11	Absence of Certain Arrangements.	36
4.12	No Other Representations or Warranties.	36

ARTICLE V.
COVENANTS

5.1	Interim Operations.	37
5.2	Conduct of Business by Parent.	40
5.3	No Control.	40
5.4	No Solicitation; Change in Recommendation.	40
5.5	Stockholders’ Written Consent; Information Statement.	43
5.6	Cooperation; Efforts.	45
5.7	Information; Access and Reports.	46
5.8	Stock Exchange Delisting; Deregistration.	46
5.9	Publicity.	46
5.10	Intentionally Omitted.	47
5.11	Expenses.	47
5.12	Indemnification; Directors’ and Officers’ Insurance.	47
5.13	Other Actions by the Company.	49
5.14	Approval of Sole Member of Merger Sub; No Acquisition of Shares.	49
5.15	Transaction Litigation.	49
5.16	Lender Consents.	50
5.17	Taxes.	50
5.18	Interim Period Cooperation.	51
5.19	Series A Preferred Stock Offering.	51
5.20	Termination of Employees and Officers.	52
5.21	Company Name.	52

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ARTICLE VI.
CONDITIONS

6.1	Conditions to Each Party’s Obligation to Effect the Merger.	52
6.2	Additional Conditions to Obligation of Parent and Merger Sub.	53
6.3	Additional Conditions to Obligation of the Company.	55

ARTICLE VII.
TERMINATION

7.1	Termination by Mutual Consent.	55
7.2	Termination by Either Parent or the Company.	55
7.3	Termination by the Company.	56
7.4	Termination by Parent.	57
7.5	Effect of Termination and Abandonment.	57

ARTICLE VIII.
MISCELLANEOUS AND GENERAL

8.1	Non-Survival.	60
8.2	Modification or Amendment.	60
8.3	Waiver of Conditions.	60
8.4	Counterparts.	60
8.5	GOVERNING LAW; VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE.	61
8.6	Notices.	62
8.7	Entire Agreement; Assignment; Binding Effect.	64
8.8	Parties in Interest.	64
8.9	No Recourse.	64
8.10	Obligations of Parent and of the Company.	65
8.11	Transfer Taxes.	65
8.12	Severability.	65
8.13	Interpretation; Construction.	65
8.14	Definitions.	66
8.15	Disclosure Schedule.	78

SCHEDULE I – Sample Calculation of Available Cash

EXHIBIT A – Form of Articles of Amendment of the Surviving Corporation

EXHIBIT B – Form of Stockholders’ Written Consent

EXHIBIT C – Form of Articles Supplementary

EXHIBIT D – Form of Certificate of Notice

EXHIBIT E-1 – Form of Termination and Release Agreement

EXHIBIT E-2 – Form of Termination and Release Agreement

EXHIBIT E-3 – Form of Termination and Release Agreement

EXHIBIT F-1 – Form of REIT Status Opinion

EXHIBIT F-2 – Form of Officer’s Certificate

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AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into on August 30, 2019, by and among Reven Housing REIT, Inc., a Maryland corporation (the “Company”), SOR PORT Holdings, LLC, a Maryland limited liability company (“Parent”), SOR PORT, LLC, a Maryland limited liability company and wholly-owned subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Section 8.14 hereof.

RECITALS

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger, pursuant to and in accordance with the provisions of the Maryland General Corporation Law, as may be amended from time to time (the “MGCL”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (i) authorized the execution and delivery of this Agreement, (ii) declared that the Merger and the other transactions contemplated hereby (collectively, the “Transactions”) are advisable, in the best interests of the Company and the stockholders of the Company (the “Stockholders”), and in accordance with the MGCL, (iii) directed that the Merger be submitted for consideration by the Stockholders and (iv) subject to Section 5.4(d), recommended that the Stockholders approve the Merger in accordance with the terms of this Agreement;

WHEREAS, the sole member of Parent has authorized the execution and delivery of this Agreement and approved the Merger and the other Transactions in accordance with the Maryland Limited Liability Company Act, as amended (the “MLLCA”);

WHEREAS, the sole member of Merger Sub has (i) authorized the execution and delivery of this Agreement on behalf of Merger Sub and (ii) declared that the Merger and the other Transactions are advisable in accordance with the MGCL and MLLCA;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Majority Stockholders have entered into a Support Agreement with Parent (the “Support Agreement”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a an inducement to each Party’s willingness to enter into this Agreement, Parent has delivered to the Company an equity financing commitment letter dated as of the date of this Agreement (together with each related fee letter, the “Equity Commitment Letter”), pursuant to which KBS Strategic Opportunity REIT, Inc., a Maryland corporation and indirect parent of Parent (the “Sponsor”) has, among other things, committed, subject only to the terms and conditions therein, to invest (or cause to be invested) in the equity capital of Parent the amount set forth therein; and

WHEREAS, the Company and Parent desire that between the execution and delivery of this Agreement and the Closing, the Company Board will authorize the creation of a new Series A Cumulative Redeemable Preferred Stock of the Company, which will be offered to the Stockholders as of the date of this Agreement for purchase immediately following the Closing.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties agree as follows:

Article I.
THE MERGER

1.1           The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub will be merged with and into the Company and the separate existence of Merger Sub shall thereupon cease. The Company will be the surviving corporation in the Merger under the MGCL (sometimes hereinafter referred to as the “Surviving Corporation”) and, following the Merger, will be a wholly-owned Subsidiary of Parent. The Merger will have the effects set forth in this Agreement and specified in the MGCL and the MLLCA.

1.2           Closing.

(a)          The closing of the Merger (the “Closing”) will take place at the offices of Greenberg Traurig, LLP, 3161 Michelson Drive, Suite 1000, Irvine, CA 92612, at 10:00 a.m. (New York City time), as soon as practicable (and, in any event, within three (3) Business Days) following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied only at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), unless another place, date or time is mutually agreed to in writing by the Company and Parent (the day on which the Closing takes place, the “Closing Date”).

(b)          In addition, upon the terms set forth in this Agreement, the closing of the Preferred Stock Offering contemplated by Section 5.19 of this Agreement will take place at the offices of Greenberg Traurig, LLP, 3161 Michelson Drive, Suite 1000, Irvine, CA 92612, at 10:00 a.m. (New York City time), on the Closing Date immediately following, and subject to the consummation of, the Closing, unless another place, date or time is mutually agreed to in writing by the Company and Parent.

1.3           Effective Time. As soon as practicable on the Closing Date, the Company and Merger Sub will cause the Merger to be consummated by (a) executing, acknowledging and filing with the State Department of Assessments and Taxation of the State of Maryland (the “SDAT”) articles of merger with respect to the Merger (the “Articles of Merger”), in such form as required by, and executed in accordance with, the relevant provisions of the MGCL and the MLLCA, and (b) making any other filings, recordings or publications required to be made by the Company or Merger Sub under the MGCL and the MLLCA. The Merger will become effective on the date and time at which the Articles of Merger have been filed with, and accepted for record by, the SDAT or on such later date and time (not to exceed thirty (30) days from the date the Articles of Merger are accepted for record by the SDAT) as may be mutually agreed to by the Company and Parent in writing and specified in the Articles of Merger (the “Effective Time”).

1.4           Charter and Bylaws of the Surviving Corporation. At the Effective Time, the charter of the Company, as in effect immediately prior to the Effective Time, shall be amended as part of the Merger as set forth in Exhibit A attached hereto, which shall be attached to the Articles of Merger, and as so amended as part of the Merger will be the charter of the Surviving Corporation (the “Charter”) until thereafter amended, supplemented, corrected or restated. The Parties shall take all necessary action such that the bylaws of the Surviving Corporation in effect from and after the Effective Time shall be amended and restated as of the Effective Time to be in the form of the bylaws of Merger Sub, as in effect immediately prior to the Effective Time (except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation) (the “Bylaws”), until thereafter amended, supplemented or restated.

1.5           Directors and Officers of Surviving Corporation. The Parties will take all actions necessary (including by so designating in the Articles of Merger) so that the directors of the Surviving Corporation are the Persons designated by Parent in its sole discretion, until their respective successors have been duly elected and qualify or until their earlier death, resignation or removal in accordance with the MGCL, the Charter and the Bylaws. The Parties will take all actions necessary so that the officers of the Surviving Corporation are the Persons designated by Parent in its sole discretion, until their respective successors have been duly elected or appointed and qualify or until their earlier death, resignation or removal in accordance with the MGCL, the Charter and the Bylaws.

1.6           Tax Consequences. The Parties intend that, for U.S. federal and applicable state income tax purposes, the Merger shall be treated as a taxable sale by the Stockholders of the Shares in exchange for the per Share Merger Consideration. The Parties hereto agree not to take any position on any tax return that is inconsistent with the foregoing for all U.S. federal, and, if applicable, state and local tax purposes.

Article II.
Merger Consideration

2.1           Delivery of Company Estimate of Available Cash.

(a)          No later than fifteen (15) days prior to the anticipated Closing Date, the Company will deliver to Parent a closing statement (the “Estimated Closing Statement”) setting forth the Company’s (i) estimate of Available Cash (the “Available Cash Estimate”) and (ii) calculation of the Aggregate Merger Consideration based on the Available Cash Estimate (the “Estimated Aggregate Merger Consideration”). The Available Cash Estimate will be prepared in accordance with the definition of “Available Cash” set forth in this Agreement, applied consistently with the Sample Calculation.

(b)          Parent shall have five (5) Business Day following the Company’s delivery of the Estimated Closing Statement (the “Objection Period”) to object to the Available Cash Estimate and the Company’s calculation of the Aggregate Merger Consideration set forth therein, by delivering to the Company a written notice setting forth the disputed items, including Parent’s calculation of the amounts in dispute and the reasons for Parent’s objection thereto in reasonable detail (an “Objection Notice”). If Parent delivers to the Company an Objection Notice within the Objection Period pursuant to this Section 2.1(b), then the Company and Parent will cooperate in good faith to resolve the disputed items set forth in such Objection Notice as promptly as practicable following Parent’s delivery of such Objection Notice (and in any event no later than three (3) Business Days prior to the anticipated Closing Date) (such period, the “Resolution Period”) and agree on the amounts of Available Cash and the Estimated Aggregate Merger Consideration.

(c)          If (x) Parent does not deliver to the Company an Objection Notice pursuant to Section 2.1(b) or (y) Parent delivers to the Company an Objection Notice pursuant to Section 2.1(b) and all disputed items set forth in such Objection Notice are resolved by the Company and Parent within the Resolution Period, then, in each case, no later than three (3) Business Days prior to the anticipated Closing Date, the Company shall deliver to Parent an updated closing statement (the “Closing Statement”) setting forth an updated (i) estimate of Available Cash (taking into account the agreed upon resolution of any disputed items, if applicable) and (ii) calculation of the Aggregate Merger Consideration based on the updated estimate of Available Cash. Unless Parent objects to the updated calculations of Available Cash and the Aggregate Merger Consideration set forth in the Closing Statement in accordance with Section 2.1(d), such calculations shall be final, conclusive and binding on the Parties.

(d)          Parent may object to the Company’s calculations of Available Cash and the Aggregate Merger Consideration set forth in the Closing Statement only if (x) the amount of Available Cash set forth in the Closing Statement exceeds the Available Cash Estimate by more than $100,000 or (y) the reason for Parent’s objection is that the calculation of Available Cash set forth in the Closing Statement was not either (i) consistent in all material respects with the estimated calculations of Available Cash and Aggregate Merger Consideration, each as agreed upon pursuant to Section 2.1(b) or Section 2.1(e), as applicable, or (ii) performed in accordance with the definition of “Available Cash” set forth in this Agreement, applied consistently with the Sample Calculation. Parent may object to the Company’s calculations of Available Cash and the Aggregate Merger Consideration set forth in the Closing Statement by delivering to the Company, prior to the Closing Date, an Objection Notice setting forth the disputed items, including Parent’s calculation of the amounts in dispute and the reasons for Parent’s objection thereto in reasonable detail. If Parent does not deliver to the Company an Objection Notice pursuant to this Section 2.1(d), then the updated calculation of Available Cash and the Aggregate Merger Consideration set forth in the Closing Statement shall be final, conclusive and binding on the Parties. If Parent delivers to the Company an Objection Notice pursuant to this Section 2.1(d), then the Company and Parent will cooperate in good faith to resolve the disputed items set forth in such Objection Notice as promptly as practicable following Parent’s delivery of such Objection Notice (and in any event prior to the anticipated Closing Date) and agree on the amounts of Available Cash and the Estimated Aggregate Merger Consideration. If all disputed items set forth in such Objection Notice are resolved by the Company and Parent prior to the Closing Date, then, on or prior to Closing Date, the Company shall deliver to Parent a further updated Closing Statement setting forth an updated calculation of (i) Available Cash (taking into account the agreed upon resolution of any such disputed items) and (ii) the Aggregate Merger Consideration, and such updated calculations shall be final, conclusive and binding on the Parties.

(e)          If Parent delivers to the Company an Objection Notice (x) pursuant to Section 2.1(b) and the Company and Parent are unable to resolve any disputed items set forth therein within the Resolution Period or (y) pursuant to Section 2.1(d) and the Company and Parent are unable to resolve any disputed items set forth therein prior to the Closing Date, then, in each case, the Parties shall promptly (and in any event within two (2) Business Days) after the end of the Resolution Period or the delivery of an Objection Notice pursuant to Section 2.1(d), as applicable, submit such unresolved disputed items (each, a “Disputed Item”) to Squar Milner LLP or, if such firm is not available, a mutually acceptable nationally recognized accounting firm that has not provided material services to either the Company or Parent or any of their respective Affiliates in the preceding three (3) years (the “Independent Accountant”). The Parties shall instruct the Independent Accountant to render a decision with respect to the Disputed Items as soon as practicable (and in any event within ten (10) days) after the submission to it of the Disputed Items. Each of the Company and Parent shall make available to the Independent Accountant all information, records, data and working papers as may be reasonably requested by the Independent Accountant in connection with the resolution of the Disputed Items. The Independent Accountant shall act as an expert and not as an arbitrator to calculate, based solely on the written submissions of the Parties and not by independent investigation, regarding each of the Disputed Items and shall be instructed that its calculation (i) must be made in accordance with the definition of “Available Cash” set forth in this Agreement, applied consistently with the Sample Calculation, and (ii) with respect to each Disputed Item, must be within the range of values established for such amount as determined by reference to the values assigned to such amount by each of the Parties. Except to the extent a Disputed Item relates to any interpretation of Law or of the terms of this Agreement, the determination of the Independent Accountant concerning any Disputed Item shall be final, conclusive and binding on the Parties without further right of appeal. The cost of the Independent Accountant in connection with its services pursuant to this Section 2.1(e) shall be shared equally by the Company and Parent. For the avoidance of doubt, if any Disputed Item regarding the Available Cash is submitted to the Independent Accountant pursuant to this Section 2.1(e), the Parties will not proceed to consummate the Closing until such Disputed Items are resolved in accordance with this Section 2.1(e).

2.2           Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any capital stock of the Company or Merger Sub:

(a)          Merger Consideration. Each share of common stock, par value $0.001 per share, of the Company (each, a “Share” and, collectively, the “Shares”) (excluding any Shares granted in the form of Unvested Company Restricted Stock Awards, which will be treated in accordance with Section 2.4) issued and outstanding immediately prior to the Effective Time (other than any Shares owned by Parent, Merger Sub or any other wholly-owned Subsidiary of Parent (each, an “Excluded Share” and, collectively, “Excluded Shares”)) will be converted into the right to receive an amount in cash equal to the Merger Consideration, without interest, payable in accordance with and in the manner set forth in Section 2.3, will cease to be outstanding, will be cancelled and will cease to exist as of the Effective Time, and each certificate formerly representing any Shares (other than Excluded Shares) (each, a “Stock Certificate”) and each book-entry account formerly representing any non-certificated Shares (other than Excluded Shares) (each, a “Book-Entry Share”) will thereafter represent only the right to receive the Merger Consideration, without interest.

(b)          Cancellation of Excluded Shares. Each Excluded Share will cease to be outstanding, will be cancelled without payment of any consideration therefor, and will cease to exist.

(c)          Capital Stock of Merger Sub. All of the limited liability company interests of Merger Sub outstanding immediately prior to the Effective Time will be converted into and become one share of common stock, par value $0.001 per share, of the Surviving Corporation.

For clarity, the obligations of the Company to issue and sell shares of Series A Preferred Stock at the closing of the Preferred Stock Offering immediately following the Effective Time shall survive the Closing and be an obligation of the Surviving Corporation.

2.3           Surrender of Shares.

(a)          Appointment of Paying Agent. Prior to the Closing, Parent and Merger Sub will appoint Broadridge Corporate Issuer Solutions, Inc. or, if such financial service company is not available, a nationally recognized financial service company or trust company that has not provided material services to either the Company or Parent or any of their respective Affiliates in the preceding three (3) years and is reasonably acceptable to the Company and Parent to serve as the paying agent (together with its successors and permitted assigns, the “Paying Agent”) in connection with the Merger and the other Transactions and will enter into an agreement with the Paying Agent, in form and substance reasonably acceptable to the Company and Parent, relating to the Paying Agent’s responsibilities with respect to this Agreement, including the payment of the Merger Consideration in accordance herewith (as it may be amended, modified, or supplemented from time to time in accordance with the terms thereof, the “Paying Agent Agreement”).

(b)          Deposit of Merger Consideration. Pursuant to the Paying Agent Agreement, at or prior to the Closing, Parent will deposit, or will cause to be deposited, with the Paying Agent, in trust for the benefit of the holders of Shares immediately prior to the Effective Time, cash in U.S. dollars in an amount equal to the Aggregate Merger Consideration, as finally determined pursuant to Section 2.1(c) or Section 2.1(d), as the case may be (all cash deposited with the Paying Agent pursuant to this Section 2.3(b) being hereinafter referred to as the “Payment Fund”). The Payment Fund will not be used for any purpose other than the purposes expressly provided for in this Agreement. Any such investment, if made, must be made in (i) short-term direct obligations of the U.S., (ii) short-term obligations for which the full faith and credit of the U.S. is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services LLC or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1.0 billion. Any interest and other income resulting from investment of the Payment Fund will be a part of the Payment Fund. Subject to Section 2.3(e) (Termination of Payment Fund), Parent will, or will cause the Surviving Corporation to, promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is at all times maintained at a level sufficient for the Paying Agent to make all payments of the Merger Consideration as provided under Section 2.2(a). No investment losses resulting from investment of the Payment Fund will diminish the rights of any holder of Shares immediately prior to the Effective Time to receive the Merger Consideration as provided herein.

(c)          Procedures for Surrender.

(i)          Promptly after the Effective Time, and in any event within two (2) Business Days thereafter, Parent will cause the Paying Agent to mail to each holder of record of Shares or, in the case of “street-holders,” deliver to The Depository Trust Company (“DTC”) (in each case, other than holders of Excluded Shares) immediately prior to the Effective Time: (A) a letter of transmittal (the “Letter of Transmittal”), in customary form, specifying that delivery will be effected, and risk of loss and title will pass, only upon delivery of the Stock Certificates (or affidavits of loss in lieu of the Stock Certificates as provided in Section 2.3(f)) or transfer of the Book-Entry Shares to the Paying Agent (including customary provisions with respect to delivery of an “agent’s message” with respect to Book-Entry Shares), and (B) instructions for effecting the surrender of the Stock Certificates (or affidavits of loss in lieu of the Stock Certificates as provided in Section 2.3(f)) or the Book-Entry Shares to the Paying Agent in exchange for payment of the aggregate amount of Merger Consideration that such holder is entitled to pursuant to the terms of this Agreement, such materials to be in such form and have such other provisions as Parent and the Company may reasonably agree.

(ii)         Upon surrender to the Paying Agent of a Stock Certificate (or affidavits of loss in lieu of the Stock Certificates, as provided in Section 2.3(f)) or Book-Entry Shares, together with, in the case of Stock Certificates, the Letter of Transmittal, duly executed, or, in the case of Book-Entry Shares held through DTC, receipt of an “agent’s message” by the Paying Agent and required presentation by DTC, and such other documents as may be reasonably required by the Paying Agent, the holder of such Stock Certificates or Book-Entry Shares will be entitled to receive in exchange therefor, and Parent will cause the Paying Agent to pay and deliver to each such holder, as promptly as practicable, a check or wire transfer of immediately available funds in the amount of cash that such holder has the right to receive pursuant to Section 2.2(a). Notwithstanding the forgoing, if a holder of not less than 24,000 Shares properly delivers to the Paying Agent a Stock Certificate (or affidavits of loss in lieu of the Stock Certificates, as provided in Section 2.3(f)) or Book-Entry Shares, together with, in the case of Stock Certificates, the Letter of Transmittal, duly executed, or, in the case of Book-Entry Shares held through DTC, receipt of an “agent’s message” by the Paying Agent and required presentation by DTC, in each case, at least five (5) Business Days prior to the Closing Date, the Paying Agent will, and Parent will cause the Paying Agent to, pay and deliver to each such holder the amounts due to such holders pursuant to this Section 2.3(c) not later than one (1) Business Day following the Closing Date.

(iii)        No interest will be paid or accrued on any amount payable upon surrender of the Shares.

(iv)        In the event of a transfer of ownership of certificated Shares (other than Excluded Shares) that is not registered in the stock transfer books of the Company, a check for any cash to be paid upon due surrender of the Stock Certificate may be issued to such transferee if the Stock Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents reasonably required by the Paying Agent to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable. Payment of the Merger Consideration with respect to Book-Entry Shares will only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company immediately prior to the Effective Time.

(v)         Parent will pay all charges and expenses, including those of the Paying Agent, in connection with the surrender of Stock Certificates and Book-Entry Shares in exchange for the Merger Consideration.

(d)          Transfers. From and after the Effective Time, there will be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Stock Certificates or Book-Entry Shares are presented to the Surviving Corporation, Parent or the Paying Agent for transfer, such Stock Certificates or Book-Entry Shares will be cancelled and exchanged for the amount of cash that the holder thereof has the right to receive therefor pursuant to Section 2.2(a), in accordance with the procedures set forth in Section 2.3(c)(ii).

(e)          Termination of Payment Fund. Any portion of the Payment Fund (including the proceeds of any investments of the Payment Fund) that remains unclaimed by, or otherwise undistributed to, the holders of Stock Certificates and Book-Entry Shares by the twelve (12)-month anniversary of the Effective Time will be delivered to Parent or the Surviving Corporation upon demand by Parent. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article II will thereafter look only to Parent and the Surviving Corporation for payment of the Merger Consideration upon delivery of the Stock Certificates (or affidavits of loss in lieu of the Stock Certificates as provided in Section 2.3(f)) or transfer of the Book-Entry Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person will be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat, or similar Laws. If any Stock Certificates or Book-Entry Shares shall not have been surrendered immediately prior to the time that such Stock Certificates or Book-Entry Shares would escheat to, or become the property of, any Governmental Authority, any unclaimed funds payable with respect to such Stock Certificates or Book-Entry Shares shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f)          Lost, Stolen or Destroyed Stock Certificates. In the event any Stock Certificate will have been lost, stolen or destroyed, upon (i) the making of an affidavit of that fact by the Person claiming such Stock Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, (ii) the delivery to the Paying Agent of a letter of instruction, in form and substance reasonably acceptable to Paying Agent, directing Paying Agent to accept such Persons payment instructions based on the facts stated in such affidavit, and (iii) the posting by such Person of a bond in such reasonable amount and upon such reasonable terms as may be reasonably required by Parent to indemnify Parent and the Surviving Corporation against any claim that may be made against Parent or the Surviving Corporation with respect to such Stock Certificate, then the Paying Agent will issue in exchange for such lost, stolen or destroyed Stock Certificate a check in the amount equal to (x) the number of Shares represented by such lost, stolen or destroyed Stock Certificate multiplied by (y) the Merger Consideration.

2.4           Treatment and Payment of Company Equity Awards.

(a)          Treatment of Unvested Company Restricted Stock Awards. At the Effective Time, each Unvested Company Restricted Stock Award that is outstanding immediately prior to the Effective Time will become immediately and fully vested, all restrictions thereon will lapse and such Unvested Company Restricted Stock Award will be automatically converted into the right to receive an amount in cash (without interest thereon) equal to the product of (x) the total number of Shares subject to such Unvested Company Restricted Stock Award (for the avoidance of doubt, excluding any Shares receiving payment pursuant to Section 2.3) and (y) the Merger Consideration, subject to applicable withholding of Taxes in accordance with Section 2.7, which amount shall be payable in accordance with Section 2.4(b).

(b)          Payment Procedures. Payments to holders in respect of Unvested Company Restricted Stock Awards will be paid through the Company’s or the Surviving Corporation’s payroll system, as soon as reasonably practicable (but in any event no later than five (5) Business Days) after the Effective Time. Promptly after the Effective Time, Parent and Merger Sub will cause the Paying Agent to transfer to the Surviving Corporation an amount in cash sufficient to pay all amounts required by the foregoing sentence.

(c)          Corporate Actions. At or prior to the Effective Time, the Company will take all such lawful actions as may be necessary to (i) give effect to the treatment of the Unvested Company Restricted Stock Awards in accordance with this Section 2.4 and (ii) cause the Company Stock Plan to be terminated effective at or prior to the Effective Time.

2.5           Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, in the event that, from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII, the number of Shares or securities convertible or exchangeable into or exercisable for Shares will have been changed into a different number of Shares or securities, or a different class, by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, or other similar transaction, the Merger Consideration will be ratably adjusted to reflect fully the effect of any such change; provided, however, that nothing in this Section 2.5 will be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

2.6           No Dissenters’ or Appraisal Rights. No dissenters’ or appraisal rights will be available with respect to the Merger or the other Transactions, including any remedy under Section 3-201 et seq. of the MGCL.

2.7           Withholding. Each of Parent and, as applicable, the Company or the Surviving Corporation shall deduct and withhold, or cause the Paying Agent to deduct and withhold, from any amounts payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Shares (including any Unvested Company Restricted Stock Awards) such amounts as are required to be deducted or withheld therefrom under the Code or any provision of any applicable Law (“Applicable Withholding Taxes”); provided, however, that, prior to making any such deduction or withholding, the applicable withholding agent shall provide advance notice to the affected recipient of the amounts subject to withholding and a reasonable opportunity for such recipient to provide forms or other evidence that would exempt such amounts from withholding Tax. To the extent any amounts are deducted or withheld and paid over to the relevant Governmental Authority, such amounts shall be treated for all purposes under this Agreement, except for Section 8.11, as having been paid to the Person to whom such amounts would otherwise have been paid.

Article III.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed (a) in the Company Reports filed or furnished with the SEC after January 1, 2019 and prior to the date of this Agreement (excluding, in each case, any disclosures under the headings “Risk Factors” that do not constitute statements of fact, or disclosures in any “Forward-Looking Statements” disclaimers to the extent that such statements are cautionary, predictive or forward looking in nature) and to the extent the relevance of such disclosure is readily apparent on its face without the need to examine or understand any underlying document or information (provided that this clause (a) shall not apply to the Company’s representations and warranties in Section 3.2(a)), or (b) in the Company’s Disclosure Schedule (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to the extent the relevance of such item to such other section or subsection is readily apparent on the face of such disclosure without the need to examine or understand any underlying document or information), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1           Organization, Good Standing, and Qualification. Each of the Company and each of its Subsidiaries is a legal entity duly organized, validly existing, and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its respective jurisdiction of organization, other than, with respect to only the Subsidiaries, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and each of its Subsidiaries has all requisite corporate or similar power and authority to own, lease, and operate its properties and assets and to carry on its business as presently conducted and as presently anticipated to be conducted and is qualified to do business and is in good standing (with respect to jurisdictions that recognize such concept) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, other than any failure to be in good standing or qualified or to have such power or authority, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent correct and complete copies of the Organizational Documents of the Company and each of its Subsidiaries, each as amended through the date of this Agreement, and each as so delivered is in full force and effect. The Company is not in default or violation of any term, condition or provision of its Organizational Documents. None of the Subsidiaries of the Company is in default or violation of any term, condition or provision of its Organizational Documents.

3.2           Capital Structure.

(a)          The authorized capital stock of the Company consists of 100,000,000 Shares and 25,000,000 shares of Preferred Stock, par value $0.001 per share (the “Preferred Shares”). At the close of business on August 30, 2019 (the “Capitalization Date”), (i) 11,038,737 Shares were issued and outstanding (of which 318,750 Shares were subject to Unvested Company Restricted Stock Awards), (ii) no Company Options were outstanding and (iii) no Preferred Shares were outstanding. At the close of business on the Capitalization Date, no Shares or Preferred Shares were reserved by the Company for issuance other than 1,021,060 Shares reserved for issuance under the Company Stock Plan. All of the issued and outstanding Shares have been duly authorized and are validly issued, fully paid, and nonassessable. All Shares reserved for issuance shall be, when issued in accordance with the terms and conditions of the applicable instrument pursuant to which they are issuable, duly authorized, validly issued, fully paid, and nonassessable.

(b)          All of the outstanding shares of capital stock of each of the Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All of the outstanding shares of capital stock or other voting securities of each of the Subsidiaries are owned free and clear of any Lien.

(c)          Except (i) as set forth in this Section 3.2 and (ii) for the authorization and issuance of the Series A Preferred Stock in accordance with Section 5.19, there are no outstanding shares of capital stock of, or other equity or other interests in, the Company, and there are no preemptive or similar rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments, or rights of any kind that obligate, or with the passage of time may obligate, the Company or any of its Subsidiaries to issue or sell to any Person any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person (other than the Company’s right to subscribe for or acquire securities of a Subsidiary) a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries. As of the date of this Agreement, there are no outstanding Contracts of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Shares or other outstanding securities of the Company or any of its Subsidiaries. To the Knowledge of the Company, no Shares are held by any of its Subsidiaries.

(d)          Since the close of business on the Capitalization Date through the date of this Agreement, (i) no Shares have been issued, except pursuant to the exercise or settlement of Company Equity Awards outstanding on or prior to the close of business on the Capitalization Date in accordance with the terms of such Company Equity Awards and the Company Stock Plan or the issuance of the Series A Preferred Stock in accordance with Section 5.19, and (ii) no Company Options or other Company Equity Awards have been granted.

(e)          Except as set forth in this Section 3.2, the Company does not have outstanding any bonds, debentures, notes or other debt obligations the holders of which have the right to vote (or other securities convertible into or exercisable for equity securities having the right to vote) with the Stockholders on any matter or the right to subscribe for or acquire, any equity securities of the Company or any of its Subsidiaries.

(f)          Section 3.2(f) of the Company Disclosure Schedule sets forth, as of the close of business on the Capitalization Date, all outstanding Company Equity Awards, including the number of Shares covered by or subject to the award, the holder, date of grant, vesting schedule and, where applicable, the exercise price and term of such award. Each outstanding Company Equity Award was granted in compliance with applicable Laws and the terms and conditions of the Company Stock Plan and does not trigger liability for the holder thereof under Section 409A of the Code.

(g)          Section 3.2(g) of the Company Disclosure Schedule sets forth as of the date of this Agreement: (i) each Subsidiary of the Company, the percentage of ownership interest held, directly or indirectly, by the Company in each such Subsidiary, the jurisdiction of incorporation or formation of each such Subsidiary, and, to the Knowledge of the Company, the name(s) of and percentage of ownership interest of any other Person in each such Subsidiary (if applicable), and (ii) any capital stock, equity interest or other ownership interest of the Company or any of its Subsidiaries in any other Person, together with the jurisdiction of incorporation or formation of each such other Person.

(h)          Other than pursuant to the Organizational Documents of the Company or any of its Subsidiaries and the Support Agreement, the Company is not a party to or bound by, any Contracts concerning the voting (including voting trusts and proxies) of any shares of capital stock or other equity interests of the Company or any of its Subsidiaries.

3.3           Corporate Authority; Approval.

(a)          The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement, perform its obligations hereunder, and, subject only to approval of the Merger by the holders of a majority of the outstanding Shares entitled to vote on such matter (the “Requisite Stockholder Vote”), the filing of the Articles of Merger pursuant to Section 1.3, the filing of the Certificate of Notice pursuant to Section 5.17(a) and the filing of the Articles Supplementary with respect to the Series A Preferred Stock, to consummate the Merger and the other Transactions. With respect to the Company, the Requisite Stockholder Vote is the only vote of holders of capital stock (or securities or other rights of any kind convertible or exchangeable into capital stock) of the Company required to approve the Merger, including the amendment of the Charter to be effected as part of the Merger. This Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery of this Agreement by Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)          The Company Board, at a duly held meeting, has approved resolutions that (i) authorized the execution and delivery of this Agreement, (ii) declared the Merger and the other Transactions (other than the Preferred Stock Offering, which will be authorized in accordance with Section 5.19) are advisable, in the best interests of the Company and the Stockholders, and in accordance with the MGCL, (iii) directed that the Merger be submitted for consideration by the Stockholders and (iv) subject to Section 5.4(d), resolved to recommend that the Stockholders approve the Merger in accordance with the terms of this Agreement (collectively, the “Company Recommendation”). Such resolutions remain in full force and effect and have not been subsequently rescinded, amended or withdrawn as of the date of this Agreement.

3.4           Governmental Filings; No Violations.

(a)          The execution, delivery, and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other Transactions require no authorization, consent, approval, waiting period expiration, termination, authorization or permit of, other action by or in respect of, or filing with or notification to, any Governmental Authority other than (i) the Company Stockholder Approval and the filing of the Articles of Merger pursuant to Section 1.3 under the MGCL, (ii) the filing with the SEC of the Information Statement and other compliance with any applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (iii) with respect to the Preferred Stock Offering, the filing by the Surviving Corporation of a Form D, “Notice of Exempt Offering of Securities,” in compliance with the applicable requirements of Regulation D promulgated under the Securities Act, (iv) the filing with the SDAT of the Certificate of Notice pursuant to Section 5.17(a), (v) the filing with the SDAT of the Articles Supplementary with respect to the Series A Preferred Stock, (vi) filings required by any applicable state “blue sky” Laws, (vi) compliance with any applicable rules of the Nasdaq Capital Markets (“Nasdaq”), or (viii) where failure to obtain any such authorization, consent, approval, waiting period expiration, termination, authorization or permit, other action, and make any such filing or notification has not impaired or delayed, and would not reasonably be expected to impair or delay, in any material respect beyond the Outside Date the Company’s ability to consummate the Merger and the other Transactions.

(b)          The execution, delivery, and performance of this Agreement by the Company do not, and the consummation of the Merger and the other Transactions by the Company will not, (i) result in a breach or violation of the Organizational Documents of the Company or any of the Subsidiaries, (ii) assuming compliance with the matters referred to in Section 3.4(a) and obtaining the Company Stockholder Approval, result in a breach or violation of any Law to which the Company or any of its Subsidiaries is subject, or (iii) require any notice, consent or approval under, result in any breach of any obligation or material increase in any cost or obligation of the Company or any of its Subsidiaries under, constitute a material default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, cause or permit the termination, modification, cancellation or acceleration (with or without notice or the lapse of time or both) of any material right or obligation or the loss of any material benefit to which the Company or any of its Subsidiaries is entitled or result in the creation of a Lien on any material property or asset of the Company or any of its Subsidiaries (other than Permitted Liens) pursuant to any agreement, lease, license, contract, note, bond, debt instrument, mortgage, indenture, permit, arrangement or other obligation (each, whether written or oral and including any amendments or modifications thereto, a “Contract”) to which the Company or any of its Subsidiaries is a party.

3.5           Company Reports; Financial Statements.

(a)          The Company has filed or furnished (as applicable) on a timely basis all forms, statements, schedules, registration statements, prospectuses, certifications, reports, and documents required to be filed or furnished by it with the SEC pursuant to the Securities Act or the Exchange Act (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “SOX Act”), since December 31, 2015 (the “Applicable Date”) (the forms, exhibits, statements, reports, documents and financial statements (including the Company Financial Statements), and all information incorporated therein by reference to other documents filed with SEC) filed since the Applicable Date and those filed subsequent to the date of this Agreement, including any amendments thereto, collectively, the “Company Reports”). No Subsidiary of the Company is separately subject to the periodic reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(b)          Each Company Report (i) at the time it was filed (or, in the case of Company Reports that are registration statements filed pursuant to the requirements of the Securities Act, as of their respective effective dates), complied in all material respects with the applicable requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company Report; and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC or its staff in respect of the Company Reports.

(c)          Each of the audited consolidated financial statements of the Company and its consolidated Subsidiaries and unaudited consolidated interim financial statements of the Company and its consolidated Subsidiaries (including, in each case, all related notes or schedules) included in, or incorporated by reference into, the Company Reports (the “Company Financial Statements”) complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis in all material respects during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, changes in shareholders’ equity and cash flows as of the dates thereof and for the periods shown (except as may be indicated in the notes thereto and subject, in the case of unaudited statements, to normal year-end audit adjustments that are not material individually or in the aggregate).

(d)          As of the date hereof, except (i) as disclosed, reflected or reserved against in the Company’s consolidated balance sheet as of December 31, 2018 (the “Company Balance Sheet”) (or the notes thereto) included in the Company Reports; (ii) for liabilities and obligations incurred in accordance with this Agreement; (iii) for liabilities and obligations that have been incurred in the Ordinary Course of Business since December 31, 2018; (iv) for liabilities and obligations that have been discharged or paid in full; (v) for liabilities and obligations that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole; and (vi) as set forth on Section 3.5(d) of the Company Disclosure Schedule, none of the Company or its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise).

(e)          Each of the principal executive officer of the Company and the principal financial officer of the Company has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company Reports. Since January 1, 2018 through the date hereof, subject to any applicable grace periods, the Company and each of its officers and directors have been and are in all material respects in compliance with the applicable listing and corporate governance rules and regulations of Nasdaq.

(f)          The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) reasonably designed to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP applied consistently with past practice; (ii) that transactions are executed only in accordance with the authorization of management; and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets. The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the principal executive officer and principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(g)          As of the date hereof, there are no (A) unconsolidated Subsidiaries of the Company or (B) off-balance sheet arrangements to which the Company or any of its Subsidiaries is a party of any type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K that have not been so described in the Company Reports.

3.6           Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion in the Information Statement will, at the time it (or any amendment or supplement thereto) is first published, sent or given to the Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Information Statement will, at the time it is filed with the SEC, comply as to form in all material respects with the requirements of the Exchange Act, except that no representation or warranty is made by the Company with respect to statements included or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein.

3.7           Absence of Certain Changes. From December 31, 2018 to the date of this Agreement, (a) there has not occurred any fact, circumstance, effect, change, event or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (b) each of the Company and its Subsidiaries has conducted its respective business in all material respects in the Ordinary Course of Business and (c) neither the Company nor any of its Subsidiaries has taken any action that would be prohibited by Section 5.1 if it were taken after the date of this Agreement and prior to the Effective Time.

3.8           Litigation. As of the date hereof, (a) there is not currently any material Action before any Governmental Authority pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or any of their respective properties or assets, including any Company Property, and (b) neither the Company nor any of its Subsidiaries is subject to any outstanding material judgment, decision, ruling, order, writ, injunction, decree, assessment or award of any Governmental Authority.

3.9           ERISA Matters; Employee Benefits.

(a)          Section 3.9(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a complete and correct list of all Company Benefit Plans. With respect to each Company Benefit Plan, the Company has made available to Parent true and complete copies, to the extent applicable, of (i) the documents evidencing such plan, including all amendments, or, if not written, a summary of all material terms; (ii) the most recent summary plan description; (iii) the most recent determination or opinion letter issued by the Internal Revenue Service (“IRS”); (iv) the Form 5500s and attachments thereto for the two (2) most recent plan years; and (v) all material non-routine correspondence with any Governmental Authority with respect to such plan in the preceding two (2) years. For purposes of this Agreement, “Company Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA, whether or not subject to ERISA), “employee welfare benefit plan” (as defined in Section 3(1) of ERISA, whether or not subject to ERISA) or any other employment, consulting, independent contractor, bonus, commission, incentive compensation, pension, retirement, deferred compensation, equity or equity-based compensation, severance, termination pay, retention, change in control, disability, death benefit, vacation or other paid time-off, fringe benefit or similar plan, program, policy, arrangement, Contract or understanding, and in each case that is currently sponsored or maintained, or required to be contributed to, by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any actual or potential liability. No Company Benefit Plan is subject to the Laws of any jurisdiction other than the United States.

(b)          No Company Benefit Plan is a plan that is intended to be “qualified” under Section 401(a) of the Code nor has the Company sponsored, maintained, or had any Liability relating to any such plan. No Company Benefit Plan is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) nor has the Company sponsored, maintained, or had any Liability relating to any such plan.

(c)          No Company Benefit Plan, and neither the Company nor any of its ERISA Affiliates has established, maintained, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any Liability under a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer plan” within the meaning of Section 413(c) of the Code. No Company Benefit Plan is a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or a plan that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code.

(d)          Except as set forth on Section 3.9(d) of the Company Disclosure Schedule, no current or former employee, director, consultant or independent contractor of the Company or any of its Subsidiaries is entitled to receive, any health, medical, disability, life insurance or other welfare benefits after retirement or other termination of employment or service other than for continuation coverage required under Section 4980B of the Code or other applicable Law. To the extent that the Company or any of its Subsidiaries sponsors such a Company Benefit Plan, the Company or its applicable Subsidiary has reserved the right to amend, terminate or modify at any time each Company Benefit Plan that provides retiree or post-employment health, medical, disability, life insurance or other welfare benefits to any Person.

(e)          With respect to each Company Benefit Plan (including any related trusts): (i) each has been established, operated and administered in compliance with its terms and is in compliance with ERISA (if applicable), the Code and all other applicable Laws, in all material respects; (ii) no material actions, suits, claims or disputes are pending (except with respect to routine claims for benefits) or, to the Knowledge of the Company, threatened; and (iii) no material audits, inquiries, reviews, proceedings, claims or demands are pending with any Governmental Authority.

(f)          Except as expressly provided in this Agreement or set forth on Section 3.9(f) of the Company Disclosure Schedule, neither the execution or delivery of this Agreement nor the consummation of the Merger will, either alone or in conjunction with any other event, (i) entitle any current or former employee, director, consultant or independent contractor of the Company or any of its Subsidiaries to any payment or benefit (including the forgiveness of any indebtedness or severance); (ii) increase the amount or value of any benefit or compensation otherwise payable or provided to any such employee, director, consultant or independent contractor (including any material increase in severance pay); (iii) accelerate the time of payment or vesting of any amounts due to any such employee, director, consultant or independent contractor; (iv) directly or indirectly result in or require the transfer or set aside of any assets to fund any compensation or benefits; (v) limit, restrict or prohibit the Company (or the applicable Subsidiary) from merging, transferring assets, amending or terminating any Company Benefit Plan or (vi) will be the direct or indirect cause of any amount paid or payable by the Company (excluding any amounts that become payable as a result of action by Parent or its affiliates post Effective Time) being classified as an excess parachute payment under Section 280G of the Code. No current or former employee, director, consultant or independent contractor of the Company or any of its Subsidiaries is entitled to a gross-up, indemnification, reimbursement or other payment for any excise Taxes incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G.

(g)          All contributions and/or premiums and/or other amounts required to be made to any Company Benefit Plan in respect of current or prior plan years have in all material respects been made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have in all material respects been fully reflected on the financial statements set forth in the Company Reports to the extent required by GAAP.

3.10         Compliance with Laws. Since the Applicable Date, (a) the business of the Company and each of its Subsidiaries has been conducted in compliance with all applicable Laws, including any Laws applicable to the ownership or operation of the Company’s and its Subsidiaries’ respective properties or assets, except where the failure to so comply would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (b) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice that a Governmental Authority is investigating, inquiring into or otherwise reviewing any actual or potential material violation of any Laws by the Company or any of its Subsidiaries.

3.11         Permits. The Company and each of its Subsidiaries has all authorizations, permits, licenses, certificates, grants, consents, variances, exemptions, orders, approvals, franchises, certifications and clearances of all Governmental Authorities necessary for the Company and each Subsidiary to own, lease and, to the extent applicable, operate its properties or to conduct their respective businesses as they are being conducted as of the date hereof (collectively, the “Company Permits”), except where the failure to have such Company Permits would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Since the Applicable Date, (a) the business of the Company and each of its Subsidiaries has at all times maintained and been in compliance with all Company Permits required to conduct their businesses as now being conducted; (b) there have been no breaches, violations of, or defaults under any such Company Permits by the Company or any of its Subsidiaries; and (c) each such Company Permit is and has been in full force and effect and no modification nor any termination, cancellation, revocation, suspension or non-renewal of any such Company Permit is pending or, to the Knowledge of the Company, threatened, except, with respect to any of the foregoing described in clause (a), (b) or (c) above, as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

3.12         Material Contracts.

(a)          Except for this Agreement, Section 3.12(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of the following Contracts to which the Company or any of its Subsidiaries is a party or by which any their respective properties or assets are bound (each, a “Material Contract”):

(i)          each Contract that is required to be filed with the SEC pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K under the Securities Act (but, for the avoidance of doubt, not including any Company Benefit Plan);

(ii)         each Contract that restricts in any material respect the ability of the Company or any of its Subsidiaries to compete in any line of business or geographic area or contains any covenant granting “most favored nation” status;

(iii)        each Contract (A) pursuant to which Indebtedness of the Company or any of its Subsidiaries in an amount in excess of $100,000 is outstanding or may be incurred by its terms or (B) that constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract related to a hedging transaction;

(iv)        each Contract relating to the formation, creation, operation, management or control of any partnership or joint venture or the ownership of any material equity interest in any entity or business enterprise (other than any of the Company’s Subsidiaries);

(v)         each Contract between the Company or any of its Subsidiaries, on the one hand, and (A) any present executive officer or director of the Company or any of its Subsidiaries, (B) to the Knowledge of the Company, any record or beneficial owner of more than 5% of the Shares outstanding as of the date hereof or (C) to the Knowledge of the Company, any affiliate of any such officer, director or owner (other than the Company or any of its Subsidiaries), on the other hand;

(vi)        each Contract that (A) relates to the acquisition or disposition by the Company or any of its Subsidiaries of any real estate assets or properties (whether by stock sale, asset sale, merger or otherwise) for aggregate consideration in excess of $100,000 that has not been performed in full as of the date hereof, (B) includes an “earnout” or other contingent, deferred or fixed payment obligation of the Company or any of its Subsidiaries in excess of $100,000 that has not been paid in full as of the date hereof, (C) requires, or grants, any unexpired option, right of first offer, right of first negotiation or right of first refusal to, the Company or any of its Subsidiaries to acquire real estate assets or properties for consideration in excess of $100,000, or (D) permits, or gives, any Person any unexpired option, right of first offer, right of first negotiation, right of first refusal or other similar right with respect to the purchase of any Company Owned Property or material asset of the Company or any of its Subsidiaries or any portion thereof or otherwise obligates the Company or any of its Subsidiaries to sell or otherwise dispose of any Company Owned Property;

(vii)       each Contract that involves any pending or contemplated merger, consolidation, sale, lease or license of any Company Owned Property or other material assets of the Company or any of its Subsidiaries, or similar business combination transaction;

(viii)      each Contract (or series of related Contracts) for the purchase or sale of materials, supplies, goods, services, equipment or other assets providing for annual payments by or to the Company and its Subsidiaries, as the case may be, of amounts in excess of $100,000, which Contract is not terminable by either party on less than 365 days’ written notice without material penalty;

(ix)         each Contract between the Company or any of its Subsidiaries and any third-party service provider with respect to the management of any Company Owned Property (each, a “Property Management Contract”);

(x)          each Contract that obligates the Company or any of its Subsidiaries to indemnify any past or present directors, officers or employees of the Company or any of its Subsidiaries, other than the Organizational Documents of the Company or any of its Subsidiaries;

(xi)         each Contract that is a settlement, conciliation or similar agreement that imposes any material monetary or non-monetary obligations upon the Company or any of its Subsidiaries after the date of this Agreement;

(xii)        each Contract that contains restrictions on the ability of the Company or any of its Subsidiaries to pay dividends or other distributions (other than pursuant to the Organizational Documents of the Company and any of its Subsidiaries or in connection with the Existing Loan Agreements);

(xiii)       each Contract with a Governmental Authority (including agreements with Fannie Mae or Freddie Mac);

(xiv)      each Contract that contains covenants expressly limiting, in any material respect, the ability of the Company or any of its Subsidiaries to sell, transfer, pledge or otherwise dispose of any material assets or properties (other than cash) or business of the Company or any of its Subsidiaries;

(xv)       each Contract that constitutes a loan to any Person by the Company or any of its Subsidiaries (other than receivables in the Ordinary Course of Business or advances made pursuant to and expressly disclosed in any Tenant Lease) in an aggregate amount in excess of $50,000;

(xvi)      each Contract pursuant to which Intellectual Property material to the operations of the Company and its Subsidiaries, taken as a whole, is licensed to the Company or any of its Subsidiaries by any third party (other than commercially available software or software services) or is licensed by the Company or any of its Subsidiaries to any third party (other than non-exclusive licenses granted by the Company or any of its Subsidiaries in the Ordinary Course of Business which do not contain any material restriction on the use or exploitation of any Intellectual Property by the Company or any of its Subsidiaries); and

(xvii)     each Contract that is with any investment banker, accountant, outside legal counsel or other professional advisor.

(b)          The Company has made available to Parent correct and complete copies of all written Material Contracts required to be listed in Section 3.12(a) of the Company Disclosure Schedule, including all amendments thereto, as in effect as of the date of this Agreement.

(c)          Each Material Contract (i) is a valid and binding agreement of the Company or any of its Subsidiaries party thereto, enforceable against the Company or any of its Subsidiaries and, to the Knowledge of the Company, each other party thereto in accordance with its terms, in each case, subject to the Bankruptcy and Equity Exception, and (ii) is in full force and effect, except, in the case of clauses (i) or (ii), with respect to any Material Contract that expires by its terms or is terminated in accordance with the terms thereof (as in effect as of the date hereof) after the date hereof.

(d)           (i) The Company and each of its Subsidiaries has performed in all material respects all obligations required to be performed by it prior to the date hereof under each Material Contract and, to the Knowledge of the Company, each other party thereto has performed in all material respects all obligations required to be performed by it under such Material Contract prior to the date hereof, (ii) neither the Company nor any of its Subsidiaries and, to the Knowledge of the Company, no other party thereto, is (or, with or without notice or lapse of time, would be) in default under or breach of the terms of any Material Contract in any material respect, (iii) none of the Company or any of its Subsidiaries has received written notice of any violation or default under any Material Contract and (iv) none of the Company or any of its Subsidiaries has received written notice of termination under any Material Contract, and, to the Knowledge of the Company, no party to any Material Contract has threatened to cancel any Material Contract.

3.13         Takeover Statutes. Assuming the accuracy of Parent’s and Merger Sub’s representations and warranties, the Company Board has taken all action necessary to exempt this Agreement and the Merger and the other Transactions from the requirements of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other takeover Laws and, to the extent in effect, the limitations on transfer and ownership set forth in the Organizational Documents of the Company. There is no stockholder rights plan or “poison pill” antitakeover plan in effect to which the Company or any of its Subsidiaries is subject, party to or otherwise bound. No dissenters’, appraisal or similar rights are available to the holders of the Shares with respect to the Merger or the other Transactions.

3.14         Real Property.

(a)          Section 3.14(a)(i) of the Company Disclosure Schedule sets forth all of the real properties owned by the Company or any of its Subsidiaries as of the date of this Agreement (each, a “Company Owned Property” and, collectively, the “Company Owned Properties”). Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) the Company or one or more of its Subsidiaries owns fee simple title to each of the Company Owned Properties identified in Section 3.14(a)(i) of the Company Disclosure Schedule and (ii) each Company Owned Property is owned by the Company or one or more of its Subsidiaries free and clear of all Liens, except for Permitted Liens. Section 3.14(a)(ii) of the Company Disclosure Schedule sets forth an accurate and complete list of each material real property that, as of the date of this Agreement, is under Contract for purchase by the Company or any of its Subsidiaries.

(b)          Section 3.14(b) of the Company Disclosure Schedule sets forth all material real properties leased or subleased (for the avoidance of doubt, as lessee or sublessee) by the Company or any of its Subsidiaries as of the date of this Agreement (each, a “Company Lease” and, together with the Company Owned Properties, the “Company Property”). The Company has made available to Parent a correct and complete copy of each Company Lease and all amendments and other modifications thereto, in each case, as in effect as of the date hereof. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) each Company Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Company or the Subsidiaries and, to the Knowledge of the Company, with respect to the other parties thereto, except, in each case, as enforceability may be limited by the Bankruptcy and Equity Exception, and (ii) neither the Company nor any of its Subsidiaries is and, to the Knowledge of the Company, no other party is, in breach or violation of, or default under, any Company Lease. Section 3.14(b) of the Company Disclosure Schedule sets forth a list of the address of each facility and real property which, as of the date of this Agreement, is required under a binding Contract to be leased or subleased by the Company or any of its Subsidiaries where possession commences after the date of this Agreement.

(c)          Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) the easements or other similar rights that are necessary to permit the current use of the buildings and improvements on any of the Company Owned Properties or that are necessary to permit the current use of all parking areas, driveways, roads and other means of egress and ingress to and from any of the Company Owned Properties are in full force and effect, (ii) the Company and its Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy and other than property owned by any third party managers), and (iii) none of the Company’s or any of its Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Permitted Liens. Section 3.14(c) of the Company Disclosure Schedule sets forth all leased personal property of the Company or any of its Subsidiaries with monthly lease obligations as of the date hereof in excess of $10,000 and that are not terminable upon thirty (30) days’ notice.

(d)          The Company has made available to Parent the most current policy of title insurance (each, a “Company Title Insurance Policy”) insuring, or a valid marked-up title commitment (each, a “Company Title Insurance Commitment”) pursuant to which the title insurance company has committed to issue a policy of title insurance that will insure, as of the effective date of each such insurance policy, fee simple title interest held by the Company or the applicable Subsidiary with respect to each Company Owned Property and/or held by any lender with respect to any Company Owned Property. To the Knowledge of the Company, all such Company Title Insurance Policies and Company Title Insurance Commitments are, as of the date of this Agreement, in full force and effect, and no material claim has been made against any Company Title Insurance Policy that is outstanding as of the date of this Agreement. No material written claim has been made against any Company Title Insurance Policy.

(e)          The Company has made available to Parent a schedule identifying, as of August 30, 2019, each lease, sublease or other right of occupancy to which the Company or any of its Subsidiaries is a party as landlord with respect to each Company Owned Property (such leases, subleases or other rights of occupancy, together with all amendments and other modifications thereto, collectively, the “Tenant Leases”) and specifying, for each such Tenant Lease, the name of the tenant, rent, security and other deposits, lease move-in date and lease expiration date (such information, the “Rent Roll”). The Rent Roll is accurate and complete in all material respects. Except with respect to, and in accordance with the terms of, the Property Management Contracts, as of the date hereof, (i) no material commission, fee or other compensation (“Leasing Costs”) is currently payable by the Company or any of its Subsidiaries to any broker with respect to any Tenant Lease, and (ii) except as set forth in Section 3.14(e) of the Company Disclosure Schedule, there are no existing Contracts pertaining to material Leasing Costs in connection with new Tenant Leases, or renewals or extensions of existing Tenant Leases. Except as set forth in Section 3.14(e) of the Company Disclosure Schedule, as of the date set forth therein, there were no prepaid rents or any currently existing rent concessions or setoffs, nor is any tenant under any Tenant Lease entitled to a rent concession for any period subsequent to the Closing Date, nor has the Company or any of its Subsidiaries received any written notice from any such tenant asserting any defense, setoff or counterclaim in connection with any Tenant Lease which remains unresolved, in each case, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Prior to the date hereof, the Company has provided Parent true, complete and correct copies of its standard form of Tenant Lease for each applicable Company Owned Property. Except as set forth in Section 3.14(e) of the Company Disclosure Schedule, as of the date set forth therein, (i) there were no unpaid Leasing Costs under the Tenant Leases and (ii) neither the Company nor any of its Subsidiaries received written notice of any default under any Tenant Lease, in each case, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(f)          Neither the Company nor any of its Subsidiaries has received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or threatened with respect to any of the Company Owned Properties or (ii) any applicable Law, including any zoning regulation or ordinance, board of fire underwriters rules, building, fire, health or similar law, code, ordinance, order or regulation, has been violated in respect of any Company Owned Property, except, in the case of clause (ii) above, as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. There has not occurred any unrepaired Casualty with respect to any Company Owned Property that would reasonably be in excess of $100,000 in the aggregate.

(g)          There are no unexpired options to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Company Owned Property or any portion thereof or interest therein, and to the Knowledge of the Company, there are no other outstanding rights or Contracts to enter into any Contract for sale, ground lease or letter of intent to sell or ground lease any Company Owned Property or any portion thereof or interest therein, which, in each case, is in favor of any party other than the Company or any of its Subsidiaries.

(h)          No contractual or donative commitments relating to any Company Owned Property has been made by, for or on behalf of any of the Company or any of its Subsidiaries to any Governmental Authority, which would impose any material obligation upon the Company or any of its Subsidiaries to make any contribution or dedication of money or land, or to construct, install or maintain any improvements of a public or private nature on or off a Company Owned Property.

(i)          Except as set forth in Section 3.14(i) of the Company Disclosure Schedule, as of the date set forth therein, there were no notices to the Company from homeowner associations or local governmental jurisdictions applicable to the Company Owned Property claiming any delinquencies, repair or maintenance violations or violations of building codes, CCRs or HOA regulations that could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(j)          The Company is not in violation of fair housing laws, ADA requirements, building codes or other federal, state or local laws governing the rental of residential properties that could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(k)          To the Knowledge of the Company, none of the Company Owned Property is subject to rent control ordinances.

(l)          To the Knowledge of the Company, all rents and other receipts with respect to the Company Owned Property that are collected by third party property managers are deposited directly into bank accounts that are for the benefit of the Company or its Subsidiaries, and monthly reports showing all deposits into and withdrawals from such bank accounts have been timely provided to the Company or its Subsidiaries, as applicable.

(m)         Except as set forth in Section 3.14(m) of the Company Disclosure Schedule, as of the date set forth therein, for all Company Owned Property for which the Company accepts Section 8 housing vouchers as partial payment of rent, to the Knowledge of the Company, the Company was in compliance in all material respects with all conditions, requirements and regulations of Section 8 of the Housing Act of 1937, HUD and the public housing agencies that administer the Section 8 voucher program with respect to Section 8 housing units owned by the Company.

3.15         Environmental Matters.

(a)          The Company and each of its Subsidiaries are, and have been since the Applicable Date, in compliance in all material respects with all Environmental Laws applicable to the operation of its business.

(b)          Since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written claim, notice of violation or citation from any Governmental Authority concerning any violation or alleged violation of or liability under any applicable Environmental Law or with respect to any release of Hazardous Substances, and to the Knowledge of the Company, none of the Company or any of its Subsidiaries is subject to any investigation by a Governmental Authority with respect to such matters, except for matters that have been fully resolved with no further obligations or are no longer outstanding.

(c)          There are no Orders or Actions pending or, to the Knowledge of the Company, threatened in writing involving any Company Property and concerning compliance by the Company or any of its Subsidiaries with any Environmental Law, except for matters that have been fully resolved with no further obligations or are no longer outstanding.

(d)          Neither the Company nor any of its Subsidiaries has entered into or agreed to any material consent decree or order or is subject to any material judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Company Permits relating to Hazardous Substances or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances, and no material investigation, litigation or other proceeding is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries under any Environmental Law.

(e)          Neither the Company nor any of its Subsidiaries has assumed, by Contract or, to the Knowledge of the Company, by operation of Law, any material liability under any Environmental Law or relating to any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted material claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances.

(f)          Neither the Company nor any of its Subsidiaries has caused, and to the Knowledge of the Company, no Person has caused with respect to any Company Owned Property, any release of a Hazardous Substance that could be the basis of material liability to the Company or any of its Subsidiaries or that would be required to be investigated or remediated by the Company or any of its Subsidiaries under any Environmental Law.

(g)          There is no site to which the Company or any of its Subsidiaries has transported or arranged for the transport of Hazardous Substances which, to the Knowledge of the Company, is or may become the subject of any material Action under Environmental Law.

3.16         Taxes.

(a)          Except as set forth in Section 3.16(a) of the Company Disclosure Schedule, each of the Company and its Subsidiaries has prepared and timely filed (taking in account extensions validly obtained) all federal income Tax Returns and all other material Tax Returns that are required to be filed, and all such filed Tax Returns are true, accurate and complete in all material respects. The Company and its Subsidiaries have paid all material Taxes required to be paid by them (whether or not shown on any Tax Return), other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings and, in each case, which have been adequately reserved for in accordance with GAAP. The Company has delivered to Parent true, correct and complete copies of all such Tax Returns, examination reports and statements of deficiencies, adjustments and proposed deficiencies and adjustments in respect of the Company and any of the Subsidiaries for each Taxable period for which the statute of limitations has not expired. The Company has made available to Parent copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years.

(b)          The Company (i) upon the filing of its U.S. federal income tax return on 2018 Form 1120-REIT for its taxable year beginning January 1, 2018 and ending December 31, 2018, will have been subject to taxation for such year as a real estate investment trust within the meaning of Sections 856 and 857 of the Code (a “REIT”) and has satisfied all requirements for qualification and taxation as a REIT for such year (other than such filing, which will occur on or before October 15, 2019); (ii) has operated since January 1, 2019 and will continue to operate until the Effective Time in a manner consistent with the requirements for qualification and taxation as a REIT, including distributing any net capital gain and REIT taxable income earned prior to the Effective Time (based on reasonable estimates agreed to in writing by the Company and Parent) and assuming that the Company makes distributions of net capital gain and REIT taxable income earned after the Effective Time for its calendar year ending December 31, 2019 sufficient to meet the requirements of Section 857(a)(1) of the Code and otherwise satisfies the requirements for qualification as a REIT during the remainder of the 2019 tax year occurring after the Effective Time; and (iii) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS to its status as a REIT, and to the Knowledge of the Company, no such challenge is pending or threatened. No entity in which Company owns an interest is a corporation for U.S. federal income tax purposes, other than a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (“Qualified REIT Subsidiary”), a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (“Taxable REIT Subsidiary”), or a REIT. Section 3.16(b) of the Company Disclosure Schedule sets forth a list of each Qualified REIT Subsidiary and Taxable REIT Subsidiary owned directly or indirectly by the Company, and each Subsidiary not so set forth and identified in Section 3.16(b) of the Company Disclosure Schedule is and has been since its formation classified as a partnership or entity disregarded as separate from Company or a Subsidiary for U.S. federal income tax purposes and not as a corporation or an association taxable as a corporation. Taking into account all distributions to be made by the Company prior to the Effective Time, the Company will have distributed cash to the Stockholders for the portion of its taxable year that includes the Closing Date ending at the Effective Time that is no less than the Company’s REIT taxable income and net capital gain through the Effective Time (based on reasonable estimates agreed to in writing by the Company and Parent); and the Company will not be subject to Tax including under Section 857(b) or 4981 of the Code in respect of such portion of the taxable year.

(c)          Each of the Company and its Subsidiaries has complied in all respects with all applicable Laws relating to the payment and withholding of Taxes and all Taxes that it is obligated to withhold from amounts owing to any employee, contractor, creditor or third party have been fully and timely paid or properly accrued.

(d)          The Company Balance Sheet reflects all Liabilities for unpaid Taxes of the Company and any of the Subsidiaries for periods (or portions of periods through December 31, 2018. Neither the Company nor any of the Subsidiaries has any liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the Ordinary Course of Business consistent with past practice following December 31, 2018.

(e)          The Company and its Subsidiaries have held the assets as an investment with the intent to hold for a long-term period and derive profits from capital appreciation and rental income, and not for sale to customers in the ordinary course of business.

(f)          Beginning with its taxable year ended December 31, 2018, (i) the Company and the Subsidiaries have not incurred any liability for material Taxes under Sections 856(g)(5)(C), 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 860(c) or 4981 of the Code or Section 337(d) (and/or Section 1374) of the Code (and the applicable Treasury Regulations thereunder) which have not been previously paid and shall not incur any such liability (based on reasonable estimated agreed to in writing by the Company and Parent) for such Taxes for the portion of the taxable year that includes the Closing Date ending at the Effective Time, and (ii) neither the Company nor any Subsidiary has incurred any material liability for Taxes other than (A) in the Ordinary Course of Business, or (B) transfer or similar Taxes arising in connection with a sale, exchange, or other transfer of property. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentence will be imposed upon Company or the Subsidiaries.

(g)          Beginning with its taxable year ended December 31, 2018, neither the Company nor any Subsidiaries has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code or engaged in any transaction that would give rise to “redetermined rents, redetermined deductions, excess interest, and redetermined TRS service income” described in Section 857(b)(7) of the Code.

(h)          Neither Company nor any of the Subsidiaries (other than Taxable REIT Subsidiaries) has or has had any earnings and profits attributable to such entity or any other corporation that arose in any non-REIT year within the meaning of Section 857 of the Code, other than earnings and profits that were distributed prior to the end of the Company’s tax year in which they were acquired by the Company or its Subsidiaries.

(i)          There is currently no dispute or claim concerning any Tax liability of the Company or any of its Subsidiaries claimed or raised by any Governmental Authority of which the Company has received notice. Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes beyond the date hereof or agreed to any extension of time beyond the date hereof with respect to a material Tax assessment or deficiency, and there has not been a request by a Governmental Authority to execute such a waiver or extension.

(j)          Neither the Company nor any Subsidiary has requested or has received any ruling of a Governmental Authority, or has entered into any written agreement with a Governmental Authority with respect to any Taxes.

(k)          No claim has been made in writing by a Governmental Authority in a jurisdiction where neither the Company nor any of its Subsidiaries files Tax Returns such that the Company or any of its Subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction. No Liens for Taxes exist with respect to any assets or properties of the Company or any of its Subsidiaries, other than Permitted Liens.

(l)          Neither the Company nor any of its Subsidiaries (i) is, or has been, a party to any Tax sharing, allocation, indemnity or similar Contract (other than (x) an agreement exclusively between or among the Company and its Subsidiaries or among the Subsidiaries or (y) written commercial agreements entered into in the Ordinary Course of Business, the primary purpose of which do not relate to Taxes) pursuant to which it will have any obligation to make any payments for Taxes after the Effective Time, (ii) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or other similar combined, consolidated or unitary Tax group (other than a group the common parent of which was the Company or its predecessor or any of its Subsidiaries), or (iii) has any liability for the payment of any Tax imposed on any person (other than the Company or its predecessor or any of its Subsidiaries) under Treasury Regulations 1.1502-6 or any similar provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise.

(m)         Neither the Company nor any of its Subsidiaries participates or has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(n)          Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” (or, in each case, a “predecessor” or “successor” thereof within the meaning of Treasury Regulations Section 1.337(d)-7T(f)(2)) in any distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(o)          Neither the Company nor any of its Subsidiaries has entered into any “closing agreement” under Section 7121 of the Code, or other Contract with a Governmental Authority in respect of Taxes that remains in effect, and no request for a ruling, relief, advice, or any other item that relates to the Taxes or Tax Returns of the Company or any of its Subsidiaries is currently pending with any Governmental Authority.

(p)          Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude an item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting under Section 481 of the Code (or any similar provision of state, local or foreign Law) for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date outside of the Ordinary Course of Business, or (iv) any election under Section 108(i) of the Code.

3.17         Intellectual Property.

(a)          Section 3.17(a) of the Company Disclosure Schedule contains a list of all material Registered Intellectual Property owned by the Company or any of its Subsidiaries as of the date of this Agreement, indicating for each item the registration or application number and the applicable filing jurisdiction (or applicable registrar in the case of Internet domain names).

(b)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)          the Company or one or more of its Subsidiaries owns or otherwise has the right to use all Intellectual Property necessary to the operation of its business as currently conducted;

(ii)         neither the Company nor any of its Subsidiaries has received any written claim alleging that the Company or its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property of any third party;

(iii)        the use of Company Owned Intellectual Property and, to the Knowledge of the Company, Company Licensed Intellectual Property, in the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property of any third party;

(iv)        to the Knowledge of the Company, no third party is infringing, misappropriating or otherwise violating any Company Owned Intellectual Property;

(v)         the Company and its Subsidiaries have taken commercially reasonable measures to protect the confidential nature of the trade secrets and confidential information that they own or use; and

(vi)        the Company’s and its Subsidiaries’ IT Assets operate and perform as required by the Company or its Subsidiaries in connection with their business as currently conducted and have not had a material breach of security or materially malfunctioned or failed since the Applicable Date.

(c)          Except as is not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, for the past three (3) years, each of the Company and its Subsidiaries has abided all applicable Laws and contractual obligations concerning the collection, dissemination, storage and use of Personal Information. Except as is not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, no Actions are pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries relating to the collection, use, storage, processing, transfer, disclosure, or protection of Personal Information.

3.18         Insurance. Section 3.18 of the Company Disclosure Schedule sets forth a complete and accurate list of all insurance policies (other than policies of title insurance) maintained by the Company or any of its Subsidiaries as of the date of this Agreement (each, a “Company Insurance Policy” and, collectively, the “Company Insurance Policies”). Each Company Insurance Policy is in a form and amount that is customarily carried by Persons conducting business similar to that of the Company and its Subsidiaries. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (a) all Company Insurance Policies are in full force and effect, (b) no written notice of cancellation has been received with respect to any Company Insurance Policy, (c) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a breach or default, by any insured thereunder, or permit termination or modification, of any of the Company Insurance Policies, and (d) all premiums due with respect to all Company Insurance Policies have been paid. There is no material claim pending under any of the Company Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies, and there has been no threatened termination of, or material premium increase with respect to, any Company Insurance Policy.

3.19         Labor Relations.

(a)          As of the date of this Agreement and for the past five (5) years, neither the Company nor any of its Subsidiaries is a party to any collective bargaining Contract or other Contract with a labor union or like organization, and, to the Knowledge of the Company, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of the Company or any of its Subsidiaries.

(b)          As of the date of this Agreement and for the past five (5) years, (i) there is no strike, slowdown, lockout, work stoppage, job action, picketing, unfair labor practice or other labor dispute pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries; (ii) there is no unfair labor practice charge against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any comparable labor relations authority, and (iii) there is no pending or, to the Knowledge of the Company, threatened arbitration or grievance, charge, complaint, audit or investigation by or before any Governmental Authority with respect to any current or former employees of the Company or any of its Subsidiaries.

(c)          Each of the Company and its Subsidiaries is and at all times has been: (i) in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, wages and hours, worker classification (including overtime exemption classification and independent contractor classification), Tax withholding, prohibited discrimination, equal employment, fair employment practices, leave of absence requirements, privacy right, meal and rest periods, immigration status, and occupational safety and health; (ii) have not incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied; (iii) withheld and reported all material amounts required by Law or by Contract to be withheld and reported with respect to wages, salaries and other payments to their employees; (iv) is not liable for any material arrears of wages, compensation, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing; and (v) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for their employees (other than routine payments to be made in the normal course of business and consistent with past practice).

3.20         Opinion of the Company’s Financial Advisor. The Company Board has received the opinion of the Company’s financial advisor, RBC Capital Markets, LLC (“RBC Capital Markets”), to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualifications, and other matters set forth therein, the consideration to be received in the Merger by the holders of Shares (other than as set forth in such opinion) is fair, from a financial point of view, to such holders. The Company will provide a copy of such opinion to Parent, solely for informational purposes, promptly after receipt thereof by the Company.

3.21         Brokers and Finders. Other than RBC Capital Markets, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement, the Merger or any other Transactions based upon arrangements made by or on behalf of the Company.

3.22         No Other Representations or Warranties. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV, (a) Parent and Merger Sub do not make, and have not made, any representations or warranties relating to Parent, Merger Sub or their business or otherwise in connection with this Agreement, the Merger or the other Transactions, and the Company is not relying on any representation or warranty except for those expressly set forth in Article IV, and (b) no Person has been authorized by Parent or Merger Sub to make any representation or warranty relating to Parent, Merger Sub or their business or otherwise in connection with this Agreement, the Merger or the other Transactions and, if made, any such representation or warranty will not be relied upon by the Company as having been authorized by such party.

Article IV.
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

4.1           Organization, Good Standing, and Qualification. Each of Parent and Merger Sub is a legal entity duly formed, validly existing, and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its respective jurisdiction of organization, which, in the case of Merger Sub, is Maryland. Each of Parent and Merger Sub has all requisite limited liability company or similar power and authority to own, lease, and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (with respect to jurisdictions that recognize such concept) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, other than where any failure to be in good standing or qualified or to have such power or authority, would not and would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other Transactions. Parent has made available the Company correct and complete copies of the Organizational Documents of Parent and Merger Sub, each as amended through the date of this Agreement, and each as so delivered is in full force and effect. Each of Parent and Merger Sub is not in default or violation in any material respect of any term, condition or provision of its Organizational Documents.

4.2           Company Authority; Approval.

(a)          Each of Parent and Merger Sub has all requisite limited liability company power and authority and has taken all limited liability company action necessary in order to execute and deliver this Agreement, perform its obligations hereunder, and, subject only to approval of the Merger by Parent as the sole member of Merger Sub, which approval will occur promptly following the execution of this Agreement, and the filing of the Articles of Merger pursuant to Section 1.3, to consummate the Merger and the other Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due execution and delivery of this Agreement by the Company, constitutes a valid and binding agreement of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)          The sole member of Parent has approved resolutions that (i) authorized the execution and delivery of this Agreement and (ii) approved the Merger and the other Transactions. Such resolutions remain in full force and effect and have not been subsequently rescinded, amended or withdrawn as of the date of this Agreement.

(c)          The sole member of Merger Sub has (i) authorized the execution and delivery of this Agreement on behalf of Merger Sub and (ii) declared that the Merger and the other Transactions are advisable in accordance with the MLLCA. Such resolutions remain in full force and effect and have not been subsequently rescinded, amended or withdrawn as of the date of this Agreement.

4.3           Governmental Filings; No Violations.

(a)          The execution, delivery, and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other Transactions require no authorization, consent, approval, waiting period expiration, termination, authorization or permit of, other action by or in respect of, or filing with or notification to, any Governmental Authority other than (i) as may be required under the MLLCA, (ii) compliance with any applicable requirements of the Securities Act and the Exchange Act, (iii) filings required by any applicable state or federal securities, takeover or “blue sky” Laws, (iv) compliance with any applicable rules of Nasdaq or any applicable national exchange to which Parent is subject, (v) as may be required in connection with federal, state and local transfer Taxes, and (vi) where failure to obtain any such authorization, consent, approval, waiting period expiration, termination, authorization or permit, other action, and make any such filing or notification, would not and would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other Transactions.

(b)          The execution, delivery, and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Merger and the other Transactions by Parent and Merger Sub will not, (i) result in a breach or violation of the Organizational Documents of Parent or Merger Sub, (ii) assuming compliance with the matters referred to in Section 4.3(a), result in a breach or violation of any Law to which Parent or Merger Sub is subject, or (iii) require any notice, consent or approval under, result in any breach of any obligation, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, cause or permit the termination, modification, cancellation or acceleration (with or without notice or the lapse of time or both) pursuant to any material Contract to which Parent or Merger Sub is a party, except in the case of clauses (ii) and (iii) above, any such breach, violation, notice, consent, approval, material increase in any cost or obligation, default, termination, modification, cancellation or acceleration of any right or obligation, loss of any benefit or creation of any Lien that would not and would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other Transactions.

4.4           Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Information Statement will, at the time it (or any amendment or supplement thereto) is first published, sent or given to the Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to statements included or incorporated by reference in the Information Statement based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein.

4.5           Litigation. As of the date hereof, (a) there is not currently any Action before any Governmental Authority pending or threatened in writing against Parent or Merger Sub, or any of their respective material properties or assets, that would or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other Transactions, and (b) neither Parent nor Merger Sub is subject to any outstanding judgment, decision, ruling, order, writ, injunction, decree, assessment or award of any Governmental Authority that would or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other Transactions.

4.6           Sufficiency of Funds. As of the date hereof and as of the Effective Time, and at such other time as payments may be required to be made by Parent or Merger Sub under this Agreement (including, without limitation, the Closing Date), Parent and Merger Sub, together, will have available to them cash and other sources of immediately available funds sufficient to pay the Aggregate Merger Consideration and all other cash amounts payable pursuant to this Agreement, to pay all costs and expenses in connection with the Merger and the other Transactions for which Parent or Merger Sub are responsible under this Agreement, and to consummate the Merger and the other Transactions. Parent and Merger Sub expressly acknowledge and agree that their obligations under this Agreement, including their obligations to consummate the Merger and the other Transactions, are not subject to, or conditioned on, the receipt or availability of any funds or financing.

4.7           Ownership of Merger Sub; No Prior Activities. All of the issued and outstanding limited liability company interests of Merger Sub are, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent, free and clear of any Lien. Merger Sub has not conducted any business and has no business activities, assets, liabilities, claims by or against it or obligations of any nature, other than those incident to its formation and pursuant to this Agreement and the Merger and the other Transactions.

4.8           Ownership of Shares; Interested Stockholder. Neither Parent nor any of its Subsidiaries beneficially owns, directly or indirectly, any Shares, any rights or options to acquire any Shares, or any securities or instruments convertible into, exchangeable for, or exercisable for Shares, and neither Parent nor any of its Subsidiaries has any rights to acquire any Shares except pursuant to this Agreement. Neither Parent nor Merger Sub nor any of their respective Affiliates is, nor at any time during the period commencing three (3) years prior to the date of this Agreement has been, an “interested stockholder” of the Company as defined in Section 3-601 of the MGCL.

4.9           Equity Commitment Letter. Parent has received and accepted, and has delivered to the Company, a true, correct and complete fully executed copy of the Equity Commitment Letter from the Sponsor to invest, subject to the terms and conditions therein, cash in the aggregate amount set forth therein (being referred to as the “Equity Financing”).  As of the date hereof, the Equity Commitment Letter, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent and the other parties thereto, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally.  The Equity Commitment Letter has not been amended, supplemented or otherwise modified in any respect, no amendment, supplement or modification is contemplated and the commitments thereunder have not been withdrawn, terminated or rescinded in any respect.  No event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent, or any other parties thereto under any term or condition of the Equity Commitment Letter. Parent has no reason to believe that Sponsor will be unable to satisfy any term or condition set forth in the Equity Commitment Letter at or prior to the Closing, or that any portion of the Equity Financing to be made thereunder will otherwise not be available to consummate the Merger and the other Transactions at the time required pursuant to this Agreement. The obligations to make the Equity Financing available to Parent pursuant to the terms of the Equity Commitment Letter are not subject to any conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing, other than as expressly set forth in the Equity Commitment Letter. As of the date of this Agreement, there are no agreements, arrangements or understandings (whether oral or written) or commitments to enter into agreements, arrangements or understandings (whether oral or written) to which Parent is a party related to the Equity Financing other than as expressly contained in the Equity Commitment Letter and delivered to the Company prior to the date hereof. For the avoidance of doubt, it is not a condition to the Closing under this Agreement for Parent to obtain the Equity Financing or any other financing.

4.10         Brokers and Finders. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement, the Merger or any other Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

4.11         Absence of Certain Arrangements. None of Parent, Merger Sub nor any of their respective Affiliates has entered into any Contract with any bank or investment bank or other provider of debt or equity financing on an exclusive basis in connection with any transaction involving the Company (or otherwise on terms that would prohibit such provider from providing or seeking to provide such financing to any third party in connection with a transaction relating to the Company or any of its Subsidiaries), except for such actions to which the Company has previously agreed in writing. Other than this Agreement, the Confidentiality Agreement and the Support Agreement, as of the date hereof, there are no Contracts or any commitments to enter into any Contract between Parent, Merger Sub, or any of their respective Affiliates, on the one hand, and any director, officer, employee or stockholder of the Company or any of its Subsidiaries, on the other hand, relating to the Transactions or the operations of the Surviving Corporation after the Effective Time.

4.12         No Other Representations or Warranties. Each of Parent and Merger Sub acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III, (a) the Company does not make, and has not made, any representations or warranties relating to the Company or any of its Subsidiaries, or their respective properties, assets or businesses, or otherwise in connection with this Agreement, the Merger or the other Transactions, and each of Parent and Merger Sub is not relying on any representation or warranty except for those expressly set forth in Article III, (b) no Person has been authorized by the Company to make any representations or warranty relating to the Company or any of its Subsidiaries, or their respective properties, assets or businesses, or otherwise in connection with this Agreement, the Merger or the other Transactions and, if made, any such representation or warranty will not be relied upon by either Parent or Merger Sub as having been authorized by the Company, (c) no Person shall have or be subject to any liability to Parent, Merger Sub or any other Person resulting from the distribution to Parent, Merger Sub or any other Person, or Parent’s, Merger Sub’s or any other Person’s use, of any information, documents or materials provided, addressed or otherwise made available to Parent, Merger Sub or any other Person in any physical or electronic form (including in any “virtual data room”), management presentations, memoranda or in any other form in expectation of the Merger, and (d) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other information, documents or materials provided, addressed or otherwise made available to Parent, Merger Sub or any other Person are not and will not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article III. Without limiting the foregoing, Parent and Merger Sub acknowledge and agree that none of the Company, any of its Subsidiaries or any other Person has made any representation or warranty as to the accuracy, completeness or achievement of any financial projections, forecasts, cost estimates, capital budgets, business plans or similar information relating to the Company or any of its Subsidiaries or their respective properties, assets or businesses.

Article V.
COVENANTS

5.1           Interim Operations. Except (i) as set forth in Section 5.1 of the Company Disclosure Schedule, (ii) as required or expressly permitted by this Agreement, including under the second sentence of this Section 5.1, (iii) as required by applicable Law or (iv) with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII (the “Interim Period”), the Company will, and will cause each of its Subsidiaries to, conduct the business of the Company and its Subsidiaries in the Ordinary Course of Business. In addition, and without limiting the generality of the foregoing, except (i) as set forth in Section 5.1 of the Company Disclosure Schedule, (ii) as required or expressly permitted by this Agreement, (iii) as required by applicable Law or (iv) with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, the Company will not, and will not permit any of its Subsidiaries to, do any of the following:

(a)          (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of any Shares or capital stock or other equity interests, other than (1) dividends and other distributions by a direct or indirect Subsidiary to its parent in the Ordinary Course of Business, (2) dividends or other distributions by an entity in which the Company directly or indirectly owns at least a majority interest, in the Ordinary Course of Business, and (3) if applicable and upon consultation with Parent, to the extent reasonably necessary to maintain the Company’s qualification as a REIT and to avoid the imposition of entity-level income and excise taxes; (ii) split, combine, subdivide or reclassify shares of capital stock or other equity interests of the Company or its Subsidiaries; or (iii) repurchase, redeem or otherwise acquire, directly or indirectly, any Shares or capital stock or other equity interests of the Company or its Subsidiaries, other than the withholding of Shares to satisfy withholding Tax obligations with respect to Shares granted pursuant to Company Equity Awards and forfeitures of Company Equity Awards;

(b)          except as required by Section 5.19, issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (other than Liens imposed by applicable securities Laws) any shares of capital stock of the Company or its Subsidiaries or any securities convertible into, exercisable or exchangeable for any shares of such capital stock, or any rights, warrants or options to acquire any shares of such capital stock or such convertible or exchangeable securities, in each case;

(c)          except as required by Section 5.19, amend, supplement or modify, the Organizational Documents of the Company or any of its Subsidiaries;

(d)          make or adopt a material change in its accounting methods, principles or practices, except insofar as may be required by GAAP, applicable Law or statutory or regulatory accounting rules or interpretations with respect thereto or by any Governmental Authority (including the Financial Accounting Standards Board or any similar organization);

(e)          except in relation to Liens to secure Indebtedness for borrowed money permitted to be incurred under Section 5.1(f), sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise subject to any Lien (other than Permitted Liens), or otherwise dispose of any properties or assets (including Company Owned Property) or any interests therein, in each case, with an aggregate value or purchase price in excess of $100,000 individually or $250,000 in the aggregate, in any transaction or series of related transactions, except that the Company and its Subsidiaries may continue to lease Company Owned Properties in the Ordinary Course of Business;

(f)          incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or guarantee such Indebtedness of another Person, or issue, sell or amend the terms of any debt securities or rights to acquire any debt securities of the Company or its Subsidiaries, other than (i) the incurrence of Indebtedness for borrowed money in the Ordinary Course of Business under, and in accordance with, the Existing Loan Agreements, as in effect as of the date hereof, (ii) intercompany Indebtedness or guarantees between or among the Company and any of its Subsidiaries that will be satisfied or discharged as of the Closing or (iii) in connection with the financing of accounts payable in the Ordinary Course of Business;

(g)          other than as permitted under another subsection of this Section 5.1, (i) materially modify, amend or waive any material right or Action under or renew any Material Contract or (ii) enter into any new Contract that would constitute a Material Contract if existing on the date hereof;

(h)          (i) enter into any Contract with any current or prospective director, employee, consultant or independent contractor, (ii) accelerate the vesting or payment of, or increase the amount of, the compensation or benefits with respect to any current or former employee, consultant or independent contractor of the Company or its Subsidiaries, other than (A) the payment of annual bonuses for completed periods in the Ordinary Course of Business or (B) as required by any Company Benefit Plan in effect as of the date of this Agreement, or as otherwise required by any applicable Law, (iii) adopt, materially amend or terminate any Company Benefit Plan (or any plan, program, policy, arrangement, Contract or understanding that would be a Company Benefit Plan if it were in existence on the date of this Agreement), except as required by applicable Law, (iv) grant any awards under any Company Benefit Plan, or (v) hire or engage, or terminate (other than for cause) the employment or engagement of any officer, employee, consultant or independent contractor;

(i)          except as required by applicable Law or, following consultation with Parent, to qualify or preserve the status of any of the Company’s Subsidiaries as a disregarded entity or partnership for United States federal income tax purposes or as a taxable REIT subsidiary within the meaning of Section 856(l) of the Code, as the case may be, (i) make, change or revoke any material election with respect to Taxes, (ii) make a material change in any Tax accounting method (or file a request to make any such change), (iii) file any material amended Tax Return (and, in the case of filing any such Tax Return as required by applicable Law prior to the Closing, the Company shall provide drafts of each such Tax Return and supporting documents to Parent for its review and comment at least five (5) Business Days prior to the date on which the Company will file such Tax Return and shall consider in good faith any reasonable comments timely submitted by Parent), (iv) settle or compromise any material Tax liability, (v) surrender any right to claim a material Tax refund, offset or credit, (vi) waive or extend the statute of limitations with respect to any material Tax, other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course of Business, or (vii) enter into any Tax protection agreement or any closing agreement with respect to Taxes;

(j)          settle or compromise (i) any Action, in each case made or pending against any of the Company Properties, the Company or any of the Subsidiaries, excluding any such matter relating to Taxes (which is covered by Section 5.1(i) above), or (ii) any Action involving any present, former or purported holder or group of holders of the Shares, in each case, in their capacity as such, where the amount paid by the Company or any of its Subsidiaries in settlement exceeds $100,000 individually or is not settled solely by the payment of money damages and does not provide a full release of the Company and its Subsidiaries;

(k)          enter into any new line of business;

(l)          adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

(m)          remove any material personal property owned or leased by the Company or any of its Subsidiaries from its Company Property except as may be required for necessary repair or replacement or as permitted by Section 5.1(f) above;

(n)          initiate any Tax protest with respect to any Company Property;

(o)          settle, agree to, or otherwise acquiesce to any condemnation or taking of all or any portion of a Company Owned Property;

(p)          make any capital expenditures in an amount exceeding $20,000 at a single Company Property or $150,000 in the aggregate in any period of thirty (30) consecutive days between the date of this Agreement and the Effective Time, or enter into any agreement to obligate the Company or any of its Subsidiaries to make such capital expenditures; or

(q)          agree to take any of the foregoing actions.

5.2           Conduct of Business by Parent. Notwithstanding anything herein to the contrary, Parent agrees that from the date hereof until the Effective Time, except as required by applicable Law, without the prior written consent of the Company, it shall not, and shall cause Merger Sub and each of its other Affiliates not to, take, or omit to take, any action that would reasonably be expected to result in any of the conditions to the Merger set forth in Article VI not being satisfied in a reasonably timely manner.

5.3           No Control. Nothing contained in this Agreement will give to Parent or Merger Sub, directly or indirectly, rights to control or direct the operations of the Company and its Subsidiaries prior to the Effective Time. Notwithstanding anything to the contrary in this Agreement, prior to the Effective Time, the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and its Subsidiaries’ operations, and the Company will not be required to obtain the consent of Parent under this Agreement if doing so would violate any applicable Law.

5.4           No Solicitation; Change in Recommendation.

(a)          Except as expressly permitted by this Section 5.4, from and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII, (x) the Company shall not, and shall cause each of its Subsidiaries not to, and its and their respective employees, officers and directors not to, and (y) the Company shall use its reasonable best efforts to cause each of its and its Subsidiaries’ respective investment bankers, attorneys, accountants and other advisors, agents and representatives (a Person’s employees, directors, officers, investment bankers, attorneys, accountants, other advisors, agents and representatives, collectively, “Representatives”) not to (i) directly or indirectly, solicit, initiate, knowingly facilitate or encourage (including by means of furnishing non-public Company information) any inquiries, expressions of interest, requests for information, discussions, proposals or offers that constitute, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) provide (including through access to any data room) any non-public information relating to Parent or Merger Sub to any Person relating to an Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal, (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other Contract (other than an Acceptable Confidentiality Agreement entered into in accordance with the terms of this Agreement) with respect to an Acquisition Proposal or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement (each, an “Alternative Acquisition Agreement”), (iv) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal, (v) terminate, waive, amend, release or modify any provision of, grant permission under, or take any other action having a similar effect with respect to, any standstill, confidentiality or similar agreement to which the Company is a party, except to the extent necessary to allow the counterparty thereof to make a private Acquisition Proposal to the Company Board in accordance with this Agreement, (vi) provide any further information with respect to the Company or any Acquisition Proposal (and shall turn off any data rooms maintained by the Company) to any Persons or their Representatives, or (vii) resolve, propose or agree to do any of the foregoing. The Company shall, and shall cause each of its Subsidiaries to, and its and their respective employees, officers and directors to, and shall use its reasonable best efforts to cause each of its and its Subsidiaries’ respective Representatives to, immediately cease all discussions and negotiations with any Person initiated and conducted prior to the date hereof with respect to any Acquisition Proposal.

(b)          Notwithstanding anything to the contrary contained in Section 5.4(a) or elsewhere in this Agreement, express or implied, if at any time on or after the date hereof and prior to the Written Consent Effective Time, the Company or any of its Representatives receives a written Acquisition Proposal from any Person that did not result from a breach of Section 5.4(a), the Company and its Representatives may contact the Person who made such Acquisition Proposal (and such Person’s Representatives) solely to ascertain facts or clarify terms so that the Company Board may become fully informed with respect to the terms and conditions of such Acquisition Proposal and the Person who submitted the same, and if the Company Board determines in good faith, (A) After Consultation with the Company’s financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (B) After Consultation with the Company’s outside legal counsel, that the failure to take the actions described in clause (x) or (y) below would reasonably be expected to be inconsistent with the duties of the Company’s directors under applicable Law, then the Company and its Representatives may (x) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public Company information) to the Person who made such Acquisition Proposal; provided that the Company promptly (and in any event within 48 hours) shall provide to Parent such material non-public information, if such information was not previously provided to Parent or its Representatives, and (y) engage and participate in discussions and negotiations with the Person making such Acquisition Proposal. The Company shall promptly (and in any event within 48 hours) provide to Parent to the extent provided to and in the possession of the Company, its Subsidiaries or their respective Representatives, a copy of the proposed transaction documents in respect of such Acquisition Proposal (including any financing commitments relating thereto, but not including any financing fee information). The terms and existence of any such Acquisition Proposal, the identity of the Person making such Acquisition Proposal, and all information provided to Parent pursuant to this Section 5.4(b) shall be deemed “Confidential Information” under, and subject to the terms of, the Confidentiality Agreement. The Company shall keep Parent reasonably informed (promptly and in any event within 24 hours) of any material developments, discussions or negotiations regarding the status of any Acquisition Proposal.

(c)          Except as expressly permitted by Section 5.4(d), the Company Board shall not (i)(A) fail to make the Company Recommendation or fail to include the Company Recommendation in the Information Statement, (B) change, qualify, withhold, withdraw or modify, or propose publicly to change, qualify, withhold, withdraw or modify, in each case in a manner adverse to Parent, the Company Recommendation, (C) fail to publicly recommend to the Stockholders rejection of any Acquisition Proposal constituting a tender or exchange offer within 10 Business Days after the “commencement” (within the meaning of Rule 14d-2 under the Exchange Act) thereof or (D) adopt, approve or recommend, or propose publicly to adopt, approve or recommend, an Acquisition Proposal to the Stockholders, (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement-in-principle, written commitment or definitive agreement with respect to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 5.4(b)) (the actions described in clauses (i) and (ii) being referred to, collectively, as an “Adverse Recommendation Change”), or (iii) terminate this Agreement pursuant to Section 7.3(b).

(d)          Notwithstanding anything to the contrary set forth in this Section 5.4 or elsewhere in this Agreement, express or implied, prior to the Written Consent Effective Time, in connection with any Acquisition Proposal received by the Company that did not result from a material breach of Section 5.4(a), the Company Board may make an Adverse Recommendation Change and terminate this Agreement pursuant to Section 7.3(b) if it has determined in good faith, After Consultation, that such Acquisition Proposal constitutes a Superior Proposal; provided, however, that the Company shall not be entitled to exercise its right to make any such Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.3(b) until after the fourth (4th) Business Day (the “Superior Proposal Notice Period”) following Parent’s receipt of written notice (a “Superior Proposal Notice”) from the Company advising Parent that the Company Board intends to take such action, including the details of the terms and conditions of any Superior Proposal that is the basis of the proposed action by the Company Board and the identity of the party making such Superior Proposal, and, if applicable, contemporaneously providing a copy of all of the relevant proposed transaction agreements and any other material documents provided by, or material correspondence with, the party making such Superior Proposal; and provided, further, that prior to making such Adverse Recommendation Change or terminating this Agreement pursuant to Section 7.3(b), (i) the Company shall have negotiated, and have caused its Representatives to negotiate, in good faith with Parent during the Superior Proposal Notice Period, to the extent Parent theretofore shall have notified the Company that it desires to so negotiate, to enable Parent to submit to the Company, prior to the expiration of the Superior Proposal Notice Period, a proposed definitive amendment to this Agreement in such form that, if approved by the Company Board and entered into, would constitute a binding definitive agreement among the Company, Parent and Merger Sub (and, if applicable, any other material transaction documents), and (ii) if Parent shall have submitted to the Company prior to the expiration of the Superior Proposal Notice Period the proposed definitive amendments described in clause (i), the Company Board shall have determined in good faith, After Consultation, that after giving effect to such proposed amendments and entering into the aforementioned definitive amendment to this Agreement (and, if applicable, or any other material transaction documents) proposed by Parent, the applicable Acquisition Proposal would continue to constitute a Superior Proposal; provided, further, however, (1) that any change to the price or other material change to the material terms of such Acquisition Proposal will require a new Superior Proposal Notice, to be delivered by the Company to Parent consistent with the content requirements described in clause (i) above, and will trigger a new three (3) Business Day period following Parent’s receipt of such new Superior Proposal Notice (a “Subsequent Superior Proposal Notice Period”) during which the Company shall not be entitled to exercise its right to make any such Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.3(b) and shall comply with its obligations set forth in clauses (i) and (ii) above, and (2) any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect unless the Company terminates this Agreement in accordance with Section 7.3(b), has complied in all material respects with its obligations under this Section 5.4 and pays (or causes to be paid) to Parent the Company Termination Payment in accordance with Section 7.5(b) substantially concurrently with such termination. The Company Board may not make an Adverse Recommendation Change in respect of a Superior Proposal if any such Superior Proposal resulted from a breach by the Company of this Section 5.4.

(e)          Nothing contained in this Section 5.4 shall prohibit the Company from (i) (x) taking and disclosing to the Stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012 of Regulation M-A under the Exchange Act or (y) making any disclosure to the Stockholders if the Company Board determines in good faith, After Consultation with the Company’s outside legal counsel, that the failure to make such disclosure would reasonably be likely to be inconsistent with applicable Law (and, specifically in the case of the duties of the Company’s directors under applicable Law, that the failure to make such disclosure would reasonably be expected to be inconsistent with the duties of the Company’s directors under the applicable Law) or (ii) making any “stop-look-and-listen” communication to the Stockholders pursuant to Section 14d-9(f) under the Exchange Act (or any similar communications to the Stockholders, whether or not in the context of a tender offer or exchange offer, that discloses the occurrence of any state of facts, events, conditions or developments but does not include an Adverse Recommendation Change); provided that, it is hereby acknowledged and agreed that a factually accurate public or other statement made by the Company (including in response to any unsolicited inquiry, proposal or expression of interest made by any Person to the Company not in breach of Section 5.4(a) that describes the operations of the provisions of this Section 5.4 and/or Section 7.3(b) will not, in and of itself, constitute an Adverse Recommendation Change, so long as any such factually accurate public or other statement includes an express reaffirmation of the Company Recommendation).

5.5           Stockholders’ Written Consent; Information Statement.

(a)          As promptly as reasonably practicable following the execution of this Agreement (but in any event within three (3) Business Days after the date hereof) and in lieu of calling a meeting of the Stockholders, the Company shall submit the form of irrevocable written consent attached hereto as Exhibit B to certain of the Stockholders holding, in the aggregate, a number of Shares sufficient to approve the Merger by the Requisite Stockholder Vote (such written consent, as duly executed and delivered by such Stockholders, the “Stockholders’ Written Consent”). As soon as practicable upon receipt of the Stockholders’ Written Consent by the corporate secretary of the Company, the Company will provide Parent with a facsimile copy of such Stockholders’ Written Consent, certified as true and complete by the corporate secretary of the Company. In connection with the Stockholders’ Written Consent, the Company shall take all actions necessary to comply, and shall comply in all respects, with the requirements of Section 2-505 of the MGCL and the applicable provisions of the Organizational Documents of the Company.

(b)          As promptly as practicable (but in any event within ten (10) days) following the Written Consent Effective Time, the Company shall prepare and file with the SEC a written information statement of the type contemplated by Rule 14c-2 of the Exchange Act (such information statement, including any amendment or supplement thereto, the “Information Statement”) containing (i) the information specified in Schedule 14C under the Exchange Act concerning the Stockholders’ Written Consent, the Merger and the other Transactions and (ii) the notice of action by written consent required by Section 2-505 of the MGCL and the Organizational Documents of the Company. Each of Parent and Merger Sub shall promptly furnish to the Company all information concerning such Person as may be reasonably requested in connection with the preparation, filing and distribution of the Information Statement. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Information Statement and shall provide Parent with copies of all correspondence between it and its representatives, on the one hand, and the SEC, on the other hand. Each of the Company, Parent and Merger Sub shall use their respective commercially reasonable efforts to respond as promptly as practicable to any comments of the SEC with respect to the Information Statement. Notwithstanding the foregoing, prior to filing or mailing the Information Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent a reasonable opportunity to review and comment on such document or response and (ii) shall include in such document or response all comments reasonably proposed by Parent. If, at any time prior to the date that is twenty (20) days after the Information Statement is first mailed to the Stockholders, any information relating to the Company, Parent, Merger Sub or any of their respective affiliates, officers or directors should be discovered by the Company, Parent or Merger Sub which is required to be set forth in an amendment or supplement to the Information Statement, so that the Information Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Parties hereto, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the Stockholders.

(c)          Each of the Company, Parent and Merger Sub shall use their reasonable best efforts to cause the Information Statement to be (i) filed with the SEC in definitive form as contemplated by Rule 14c-2 under the Exchange Act and (ii) mailed to the Stockholders, in each case as promptly as practicable, and in any event within two (2) Business Days, after the latest of (A) confirmation from the SEC that it has no further comments on the Information Statement, (B) confirmation from the SEC that the Information Statement is otherwise not to be reviewed or (C) expiration of the ten (10)-day period after filing in the event the SEC does not review the Information Statement. Without limiting the generality of the foregoing, the Company agrees that unless the Company Board has made an Adverse Recommendation Change and the Company has terminated this Agreement pursuant to Section 7.3(b) and has paid (or caused to be paid) to Parent the Company Termination Payment in accordance with Section 7.5(b), its obligations pursuant to this Section 5.5(c) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Acquisition Proposal.

5.6           Cooperation; Efforts.

(a)          Subject to the terms of this Agreement and except to the extent a different standard of efforts is expressly set forth in any of the provisions of this Agreement, each of Parent, Merger Sub and the Company will use their respective reasonable best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective the Merger and the other Transactions as promptly as reasonably practicable (and in any event no later than the Outside Date), including (i) preparing as reasonably promptly as practicable all necessary applications, notices, petitions, filings, ruling requests, and other documents and obtaining as reasonably promptly as practicable all consents and approvals necessary or advisable to be obtained from any Governmental Authority in order to consummate the Merger and the other Transactions (collectively, the “Governmental Approvals”) and (ii) as reasonably promptly as practicable taking all steps as may be necessary to obtain all such Governmental Approvals.

(b)          The Company and its Affiliates will give prompt written notice to Parent, and Parent and its Affiliates will give prompt written notice to the Company, of (i) the occurrence, or failure to occur, of any event which occurrence or failure to occur has resulted in or would reasonably be expected to result in the failure to satisfy or be able to satisfy any of the conditions specified in Article VI, and such written notice shall specify the condition which has failed or will fail to be satisfied; (ii) any written notice from any Person alleging that the consent of such Person is or may be required in connection with the Transactions to the extent such consent is material to the Company and its Subsidiaries, taken as a whole; and (iii) any material written notice from any Governmental Authority in connection with the Transactions; provided that the delivery of any notice pursuant to this Section 5.6(b) shall not limit or otherwise affect the remedies available hereunder to Parent and its Affiliates or the Company and its Affiliates; provided, further that the failure to deliver any such notice shall not affect the determination of the satisfaction of any of the conditions specified in Article VI.

(c)          Each of the Company and Parent and their respective Affiliates shall use their respective reasonable best efforts to give any notices to third parties other than Governmental Authorities, and use their respective commercially reasonable efforts to obtain any consents from third parties other than Governmental Authorities required in connection with the Merger, to the extent that such consents are (i) necessary to consummate the Transactions or (ii) required to prevent the occurrence of a Company Material Adverse Effect, whether prior to or after the Effective Time; provided, however, that except as provided in the last sentence of Section 5.16, Parent and its Affiliates shall not be required to make any payments or concessions in connection with the fulfillment of its obligations under this Section 5.6(c).

5.7           Information; Access and Reports. Subject to applicable Law, the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and its Representatives reasonable access, upon reasonable advance notice, during ordinary business hours, during the period prior to the Effective Time, to all of their respective properties, books, records, Contracts, commitments and personnel (including, without limitation, independent contractors) and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to Parent (a) to the extent not publicly available, a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws or commission actions and (b) all other information concerning its business, properties and personnel as Parent may reasonably request (in each case, in a manner so as to not interfere in any material respect with the normal business operations of the Company or its Subsidiaries); provided, however, that the Company shall not be required to permit such access or make such disclosure, to the extent it determines that such disclosure or access would reasonably be likely to (i) violate the terms of any confidentiality agreement or other Contract with a third party entered into prior to the date of this Agreement (provided that the Company shall use its commercially reasonable efforts to obtain the required consent of such third party to such access or disclosure); (ii) result in the loss of any attorney-client privilege (provided, that the Company shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in the events set out in this clause (ii)); or (iii) violate any Law (provided that the Company shall use its commercially reasonable efforts to provide such access or make such disclosure in a manner that does not violate Law). All information exchanged pursuant to this Section 5.7 shall be subject to the Non-Disclosure Agreement, dated as of May 22, 2019, between Battery Point Financial LLC and the Company, as amended (the “Confidentiality Agreement”).

5.8           Stock Exchange Delisting; Deregistration. The Company will cooperate with Parent and its Affiliates, and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable Laws and rules and policies of the Nasdaq to enable the delisting by the Surviving Corporation of the Shares from the Nasdaq and the deregistration of the Shares under the Exchange Act and any other communications with Nasdaq reasonably requested by Parent and its Affiliates as promptly as practicable after the Effective Time.

5.9           Publicity. Subject to Section 5.4, unless and until an Adverse Recommendation Change has occurred and has not been rescinded and the Company has terminated this Agreement pursuant to Section 7.3(b), and except in the case of an Adverse Recommendation Change, Parent and the Company shall consult with each other before issuing, and give each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such Party may reasonably conclude is required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The Company and Parent agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the Parties. Nothing in this Section 5.9 shall limit the ability of any Party to make public disclosures that are consistent in all material respects with the prior public disclosures regarding the transactions contemplated by this Agreement.

5.10         Intentionally Omitted.

5.11         Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with the preparation, negotiation, execution, and performance of this Agreement, the Merger and the other Transactions, including all fees and expenses of its Representatives, will be paid by the Party incurring such cost or expense whether or not the Merger is consummated; provided, however, the costs and expenses of printing and mailing the Information Statement and all filing and other fees paid by the Company to the SEC in connection with the Merger will be borne by the Company.

5.12         Indemnification; Directors’ and Officers’ Insurance.

(a)          From and after the Effective Time, Parent will, and will cause the Surviving Corporation to, to the maximum extent set forth in the Organizational Documents of the Company, any indemnification agreements of the Company, and under applicable Law, indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of its Subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any of its Subsidiaries as a director, officer or employee of another Person (collectively, the “Company Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any Action, arising out of or pertaining to (i) matters existing or occurring at or prior to the Effective Time (including the decision of the Company Board to enter into this Agreement, the terms of this Agreement and the pendency and consummation of the transactions and actions contemplated hereby), or (ii) the fact that the Company Indemnified Party is or was a director, officer or employee of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer or employee of another Person, whether asserted or claimed prior to, at or after the Effective Time. In the event of any such Action, (A) each Company Indemnified Party will be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation from the Surviving Corporation within ten (10) Business Days of receipt by the Surviving Corporation from the Company Indemnified Party of a request therefor; provided, however, that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the MGCL or the Organizational Documents of the Company (as in effect immediately prior to the Effective Time), to repay such advances if it is ultimately determined that such Person is not entitled to be indemnified by the Surviving Corporation as authorized by the MGCL, (B) without limiting the foregoing, each Company Indemnified Party may retain the Company’s regularly engaged independent legal counsel (provided that such engagement would not create a conflict of interest under applicable rules of ethics) or other counsel satisfactory to them, and Parent and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Company Indemnified Party as promptly as statements therefor are received, (C) the Surviving Corporation shall not settle, compromise or consent to the entry of any judgment in any proceeding or threatened action, suit, proceeding, investigation or claim (and in which indemnification could be sought by such Company Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Company Indemnified Party from all liability arising out of such action, suit, proceeding, investigation or claim or such Company Indemnified Party otherwise consents, and (D) Parent and the Surviving Corporation shall use their reasonable best efforts to assist in the defense of any such matter.

(b)          In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or Surviving Corporation or entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent and the Surviving Corporation shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 5.12.

(c)          At the cost and expense of Parent, and with the cooperation of the Company prior to the Closing Date, Parent shall obtain a “tail” directors’ and officers’ liability insurance policy or runoff extension (of six (6) years duration) and fiduciary liability insurance policy or runoff extension (of two (2) years duration) for the Company and its current and former directors, officers and employees who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time; provided that in no event shall the cost of any such tail policy exceed 250% of the last annual premium for such coverage.

(d)          The provisions of this Section 5.12 (i) shall survive consummation of the Merger; (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and his or her representatives; and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.

(e)          From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, the covenants contained in this Section 5.12.

5.13         Other Actions by the Company.

(a)          Takeover Statutes. If any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute is or may become applicable to the Merger or the other Transactions (other than arising out of or resulting from a breach by Parent or Merger Sub of Section 5.14(b)), the Company and the Company Board will, to the maximum extent permitted by applicable Laws, grant such approvals and take all such actions as are necessary or reasonably requested by Parent or its Affiliates so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute on the Merger or the other Transactions.

(b)          Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be reasonably necessary to cause any dispositions of Shares resulting from the Merger and the other Transactions contemplated by this Agreement by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.14         Approval of Sole Member of Merger Sub; No Acquisition of Shares.

(a)          Promptly following execution of this Agreement, Parent (directly or through its Subsidiaries) will cause the sole member of Merger Sub to execute and deliver, in accordance with applicable Laws and its Organizational Documents, a written consent approving the Merger in accordance with the MLLCA and deliver a copy of such written consent to the Company. Parent will not, and will cause its Subsidiaries not to, amend, modify, or withdraw such consent.

(b)          From and after the date of this Agreement through the Effective Time, other than as a result of the Merger, Parent and Merger Sub will not, and will cause their respective Subsidiaries not to, directly or indirectly, acquire any Shares, any rights or options to acquire Shares or any securities or instruments convertible into, exchangeable into or exercisable for Shares.

5.15         Transaction Litigation. The Company shall promptly (and in any event within forty-eight (48) hours after receipt by the Company or otherwise obtaining Knowledge of the Company that Transaction Litigation is instituted or threatened to be instituted) notify Parent in writing of the receipt of a complaint in or the initiation or threatened initiation of any stockholder litigation arising from this Agreement, the Merger or the other Transactions that is brought against the Company, its executive officers or members of the Company Board (“Transaction Litigation”) and shall keep Parent reasonably informed regarding any Transaction Litigation. Without limiting the preceding sentence, the Company shall give Parent the opportunity to participate in the defense, settlement, understanding or other agreement with respect to any Transaction Litigation, including the opportunity to review and comment on all filings or responses to be made by the Company in connection with any Transaction Litigation, and the Company shall consider any such comments in good faith, and shall give good faith consideration to the advice of Parent or its legal advisors with respect to such Transaction Litigation. The Company agrees that, without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not offer to make or make any payment with respect to any Transaction Litigation or enter into or offer to enter into any settlement, understanding or other agreement relating to any Transaction Litigation.

5.16         Lender Consents. Prior to the Closing, Parent shall reasonably cooperate with the Company and its Representatives, and the Company will use its reasonable best efforts, to deliver any notification to, obtain any consent, approval or waiver from, and execute and deliver any amendment, modification or agreement reasonably required or requested by, the lender under each of the Existing Loan Agreements, pursuant to the terms of the applicable Existing Loan Agreement, in connection with the execution, delivery and performance of this Agreement by the Company, Parent or Merger Sub and the consummation of the Merger and the other Transactions (collectively, the “Lender Consents”). Parent shall be solely responsible for the payment, at, prior to or after the Closing, of any fees, costs or expenses incurred or required to be paid arising out or relating to the Lender Consents.

5.17         Taxes.

(a)          The Company shall take all actions, and refrain from taking all actions, as are necessary to ensure that the Company (i) will qualify for taxation as a REIT for U.S. federal income tax purposes for each taxable year beginning after December 31, 2017, including the taxable year that includes the Closing Date (including the filing with the SDAT of the Certificate of Notice, in the form attached hereto as Exhibit D and satisfactory to Parent, and the granting of any necessary waivers pursuant to Article VII of the charter of the Company), provided that, in the case of any taxable year that includes but does not end on the Closing Date, any action by the Company or failures to act relating to periods or events that occur from and after the Effective Time shall not be considered to result in a breach of this covenant or any representation or covenant of the Company in this Agreement with respect to such tax year, and (ii) will not become liable, for any such taxable year, for U.S. federal income or excise Tax, including under Section 857(b) or 4981 of the Code. After the date of this Agreement and prior to the Effective Time, the Company shall accommodate all reasonable requests of Parent with respect to maintenance of the Company’s REIT status for the Company’s 2018 taxable year (including with respect to the filing of the 2018 IRS Form 1120-REIT) and the continuation of such REIT status of the 2019 taxable year and, if applicable, any later taxable year of the Company that would include the Effective Time.

(b)          Parent and the Company shall, upon written request, use their reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated in this Agreement).

(c)          The Company shall prepare or cause to be prepared and timely file or cause to be timely filed (taking into account any applicable extensions of time) all Tax Returns for the Company and each Subsidiary of the Company required to be filed (taking into account any applicable extensions of time) for all taxable periods ending prior to the Closing Date (“Company Returns”), including timely filing of Tax Returns (including for the Company on IRS Form 1120-REIT) for the taxable year ended December 31, 2018 (taking into account any applicable extensions of time). Subject to the preceding sentence insofar as it relates to Tax Returns for the 2018 tax year, Parent shall cause to be timely filed all Tax Returns for the Company and each Subsidiary of the Company that are required to be filed for the taxable period that includes the Closing Date and any other Tax Returns for the Company and its Subsidiaries for which the due date for the filing of such returns (determined taking into account any applicable extensions of time) has not occurred prior to the Closing Date. Any such Company Returns shall be prepared in a manner consistent with the historic Tax accounting practices of the Company (except as may be required under applicable Tax Law). The Company shall pay all Taxes shown as due on the Company Returns. The Company shall provide to Parent copies of the Company Returns at least fifteen (15) calendar days prior to the due date of such Tax Returns (including applicable extensions) and the Company shall consider in good faith any and all reasonable comments of Parent with respect to such Tax Returns; provided that the incorporation of comments of Parent with respect to such Company Returns shall not be considered to result in a breach of any representation or covenant of the Company in this Agreement with respect to such Tax Returns.

5.18         Interim Period Cooperation. During the Interim Period, Company and its Subsidiaries shall cooperate with Parent and Merger Sub to allow for the determination, assessment, planning, and implementation of a go-forward insurance plan by Parent for the Surviving Corporation and its Subsidiaries as of the Effective Time or afterward.  This may include, without limitation, modification, cancellation, extension, renewal, or replacement of insurance effective at the Effective Time or thereafter; provided, for clarity, no changes shall become effective prior to the Effective Time.

5.19         Series A Preferred Stock Offering. (a) As promptly as practicable after the date hereof (but in no event more than three (3) Business Days after the date hereof), the Company Board shall authorize the classification and designation of the Series A Preferred Stock and an offering of up to $20,000,000 of shares of Series A Preferred Stock that is exempt from the registration requirements of Section 5 of the Securities Act pursuant to Rule 506(c) of Regulation D promulgated under the Securities Act (the “Preferred Stock Offering”); and (b) as promptly as practicable following the filing with the SEC of the Information Statement in definitive form, the Company shall commence the Preferred Stock Offering, which shall be limited solely to the Stockholders as of the date of this Agreement that are “accredited investors” (as defined in Rule 501 of Regulation D promulgated under the Securities Act). The Preferred Stock Offering shall be made by means of a subscription or purchase agreement or other offering documents (collectively, the “Preferred Stock Offering Documents”) approved by the Company Board and Parent that are disseminated or made available to the investors in the Series A Preferred Stock as required by the applicable provisions of Rule 506 of Regulation D promulgated under the Securities Act. None of the information supplied or to be supplied by or on behalf of the Company for inclusion in the Preferred Stock Offering Documents will, at the time it (or any amendment or supplement thereto) is first sent or given to investors in the Series A Preferred Stock contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion in the Preferred Stock Offering Documents will, at the time it (or any amendment or supplement thereto) is first sent or given to investors in the Series A Preferred Stock contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Parties and their respective Representatives shall reasonably cooperate in preparing and disseminating the Preferred Stock Offering Documents and in effecting the Preferred Stock Offering; provided, however, that Parent shall be solely responsible for the payment of any fees, costs or expenses incurred or required to be paid in connection with, arising out of or relating to the Preferred Stock Offering and the preparation of the Preferred Stock Offering Documents. The closing of the Preferred Stock Offering will take place immediately following the Effective Time of the Merger. For the avoidance of doubt, (i) compliance by the Parties with their respective obligations under this Section 5.19 or the consummation of the Preferred Stock Offering is not a condition to the Closing under this Agreement, and (ii) the beneficial and/or record owners of the Preferred Stock shall be responsible for any and all costs relating to their ownership of such stock, including any withholding Tax due on dividends or proceeds from the disposition of such stock.

5.20         Termination of Employees and Officers. Unless otherwise agreed among Parent and any of the employees set forth herein, prior to the Closing, the Company shall have (i) terminated or caused the termination of employment of each individual listed on Section 5.20 of the Company Disclosure Schedule and paid or caused to be paid all benefits, severance and other financial obligations of the Company arising out of or resulting from such terminations; and (ii) delivered to Parent copies of the Termination and Release Agreement, in the form attached hereto as Exhibit E-1, Exhibit E-2 or Exhibit E-3, as applicable (the “Termination and Release Agreement”), duly executed by each of the individuals listed on Section 5.20 of the Company Disclosure Schedule.

5.21         Company Name. At or prior to the Closing, the Company will cause Chad M. Carpenter to execute and deliver to Parent a non-exclusive, royalty-free license for a ten (10)-year term, in the form acceptable to Chad M. Carpenter and Parent, for the use of the Reven name from and after the Closing.

Article VI.
CONDITIONS

6.1           Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver by each of the Parties at or prior to the Closing of each of the following conditions:

(a)          Stockholder Approval. The Merger shall have been duly approved by (i) Stockholders holding, in the aggregate, a number of Shares sufficient to approve the Merger by the Requisite Stockholder Vote (the “Company Stockholder Approval”) and (ii) the sole stockholder of Merger Sub.

(b)          Laws or Orders. No court or other Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, executive order, ruling, injunction or other order (whether temporary, preliminary or permanent) (collectively, “Orders”) that is in effect and that restrains, enjoins, or otherwise prohibits consummation of the Merger.

(c)          Information Statement. The Information Statement shall have been mailed to the Stockholders in accordance with Section 5.5(c) and Regulation 14C of the Exchange Act at least twenty (20) days prior to the Closing Date

(d)          Aggregate Merger Consideration. The Available Cash and Aggregate Merger Consideration shall have been finally determined in accordance with Section 2.1 of this Agreement.

6.2           Additional Conditions to Obligation of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction or (to the extent permitted by Law) waiver by Parent at or prior to the Closing of the following conditions:

(a)          Representations and Warranties of the Company. (i) Each of the representations and warranties of the Company set forth in Section 3.1 (Organization, Good Standing, and Qualification), Section 3.2(b) (Capital Structure) Section 3.2(c) (Capital Structure), Section 3.2(d) (Capital Structure), Section 3.2(e) (Capital Structure), Section 3.2(h) (Capital Structure), Section 3.3 (Corporate Authority; Approval) (other than the last sentence of Section 3.3(b)), Section 3.13 (Takeover Statutes), Section 3.16(a) (Taxes) and Section 3.20 (Brokers and Finders) shall have been true and correct (without giving effect to any limitation as to “materiality,” “Company Material Adverse Effect” or similar language set forth therein) in all material respects as of the date of this Agreement and shall be true and correct (without giving effect to any limitation as to “materiality,” “Company Material Adverse Effect” or similar language set forth therein) in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); (ii) each of the representations of the Company set forth in Section 3.2(a) (Capital Structure), Section 3.2(f) (Capital Structure), and Section 3.2(g) (Capital Structure) shall be true and correct (without giving effect to any limitation as to “materiality,” “Company Material Adverse Effect” or similar language set forth therein) in all but de minimis respects as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); (iii) each of the representations and warranties of the Company set forth in Section 3.14(a) (Real Property) and Section 3.16(b) (Taxes) (in the case of Section 3.16(b), solely to the extent that such representations and warranties relate to REIT qualification) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); and (iv) all the other representations and warranties of the Company set forth in Article III shall have been true and correct (without giving effect to any limitation as to “materiality,” “Company Material Adverse Effect” or similar language set forth therein) as of the date of this Agreement and shall be true and correct (without giving effect to any limitation as to “materiality,” “Company Material Adverse Effect” or similar language set forth therein) at and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and correct as of such particular date or period of time) except with respect to this clause (iv) where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality,” “Company Material Adverse Effect” or similar language set forth therein) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          Performance of Obligations of the Company. The Company shall have performed in all material respects the covenants, agreements and obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)          Company Material Adverse Effect. During the period from the date of this Agreement to the Closing Date, no Company Material Adverse Effect shall have occurred and be continuing.

(d)          Company Closing Certificate. Parent shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company, certifying that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) are satisfied or waived.

(e)          Lender Consents. All of the Lender Consents required or requested by the lender under each of the Existing Loan Agreements shall have been obtained.

(f)          REIT Opinion. Parent shall have received an executed written opinion of Greenberg Traurig LLP (“REIT Status Opinion”) (or other counsel to Company reasonably acceptable to Parent), dated as of the Closing Date and substantially in the form attached as Exhibit F-1, which opinion concludes (subject to customary assumptions, qualifications and representations, including representations made by the Company and its Subsidiaries on an Officer’s Certificate in substantially the form of Exhibit F-2 attached hereto (with such modifications thereto as are appropriate to reflect changes in facts or circumstances from the date of this Agreement to the date of such Officer’s Certificate provided such modifications are acceptable to Parent prior to Closing (the “Officer’s Certificate”)) that the Company has been organized in conformity with the requirements for qualification and taxation as REIT under the Code, and the Company’s actual method of operation has enabled the Company to meet the requirements for qualification and taxation as a REIT under the Code determined as if the Company’s tax year ended on the Closing Date.

6.3           Additional Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Closing of the following conditions:

(a)          Representations and Warranties of Parent and Merger Sub. The representations and warranties of Parent and Merger Sub set forth in Article IV shall have been true and correct (without giving effect to any limitation as to “materiality” or similar language set forth therein) in all material respects as of the date of this Agreement and true and correct (without giving effect to any limitation as to “materiality” or similar language set forth therein) in all material respects as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except where the failure of such representations and warranties to be true and correct would not prevent or materially delay consummation of the Merger and the other Transactions or otherwise prevent Parent and Merger Sub from performing any of their material obligations under this Agreement.

(b)          Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects the covenants, agreements and obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)          Parent Closing Certificate. The Company shall have received at the Closing a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent certifying that the conditions set forth in Section 6.3(a) and Section 6.3(b) are satisfied or waived.

Article VII.
TERMINATION

7.1           Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by mutual written consent of the Company and Parent.

7.2           Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Written Consent Effective Time, by either Parent (with any termination by Parent also being an effective termination by Merger Sub) or the Company upon written notice to the other if:

(a)          the Closing shall not have occurred on or before December 31, 2019 (as it may be extended as herein provided or from time to time by the mutual written consent of the Company and Parent, the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.2(a) shall not be available to any Party whose breach of any provision of this Agreement shall have been the primary cause of or resulted in the failure of the Closing to be consummated by the Outside Date; provided, further, that if one of the Parties has initiated the process of resolving one or more Disputed Items pursuant to Section 2.1 of this Agreement before the Outside Date has passed, and the Outside Date occurs during the pendency of such dispute resolution process, the Outside Date shall automatically be extended by the amount of time during which such dispute resolution process is pending, plus ten (10) Business Days; or

(b)          any Order permanently restraining, enjoining or otherwise permanently prohibiting or making illegal consummation of the Merger or the other Transactions shall become effective and final and non-appealable or any Law becomes enacted, entered, promulgated or enforced by a Governmental Authority that prohibits or makes illegal consummation of the Merger or the other Transactions; provided, that, the terminating Party shall have complied in all material respects with its obligations under Section 5.6.

7.3           Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Written Consent Effective Time, by the Company upon written notice to Parent if:

(a)          there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become inaccurate after the date of this Agreement, in each case, such that a condition set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied and such breach or inaccuracy is not curable or, if curable, is not cured within the earlier of (x) thirty (30) days after written notice thereof is given by the Company to Parent and (y) the Outside Date; provided, however, that the Company shall not have the right to terminate this Agreement and abandon the Merger and the other Transactions under this Section 7.3(a) if the Company is then in breach of any representation, warranty, covenant or agreement in this Agreement or any representation and warranty of the Company in this Agreement fails to be true and correct, in each case, such that it would give rise to the failure of a condition in Section 6.2(a) or Section 6.2(b);

(b)          prior to the Written Consent Effective Time, but not after, in order to accept a Superior Proposal in accordance with Section 5.4(d), if the Company Board has approved, and concurrently with such termination, the Company entered into, a definitive agreement providing for the implementation of such Superior Proposal, but only if the Company is not then in material breach of Section 5.4, provided that prior to or concurrently with such termination, the Company pays Parent the Company Termination Payment pursuant to Section 7.5(b); or

(c)          (i) the conditions set forth in Section 6.1 and Section 6.2 (other than any condition that by its nature is to be satisfied at the Closing, each of which would be capable of being satisfied at the Closing if the Closing occurred on the date of notice described in clause (ii) below) have been satisfied (or, to the extent permitted under applicable Law, waived by Parent), (ii) on or after the date the Closing should have occurred pursuant to Section 1.2, the Company has delivered written notice to Parent that (A) the conditions set forth in Section 6.1 and Section 6.3 (other than any condition that by its nature is to be satisfied at the Closing, each of which would be capable of being satisfied at the Closing if the Closing occurred on the date of such notice) have been satisfied (or, to the extent permitted under applicable Law, waived by the Company) and (B) the Company is irrevocably ready, willing and able to consummate the Closing, and (iii) Parent and Merger Sub fail to consummate the Closing within the earlier of one (1) Business Day before the Outside Date and five (5) Business Days after the delivery by the Company to Parent of such notice and the Company stood ready, willing and able to effect the Closing through the end of such five (5) Business Day period (or shorter period).

7.4           Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent upon written notice to the Company if:

(a)          there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become inaccurate after the date of this Agreement, in each case, such that a condition set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied and such breach or inaccuracy is not curable or, if curable, is not cured within the earlier of (x) thirty (30) days after written notice thereof is given by Parent to the Company and (y) the Outside Date; provided, however, that Parent shall not have the right to terminate this Agreement and abandon the Merger and the other Transactions under this Section 7.4(a) if Parent or Merger Sub is then in breach of any representation, warranty, covenant or agreement in this Agreement or any representation and warranty of Parent in this Agreement fails to be true and correct, in each case, such that it would give rise to the failure of a condition in Section 6.3(a) or Section 6.3(b);

(b)          the Stockholders’ Written Consent evidencing the Company Stockholder Approval shall not have been delivered to the corporate secretary of the Company, and a facsimile copy of such Stockholders’ Written Consent shall not have been provided to Parent, in each case, prior to 5:00 p.m. (New York City time) on the date that is three (3) Business Days after the date of this Agreement; or

(c)          prior to the time, but not after, the Company Stockholder Approval is obtained, if any Adverse Recommendation Change shall have been made by the Company Board.

7.5           Effect of Termination and Abandonment.

(a)          This Agreement may be terminated only pursuant to Section 7.1, Section 7.2, Section 7.3 or Section 7.4. Termination of this Agreement by the Company shall not require the approval of the Stockholders. In order to terminate this Agreement, the Party desiring to terminate this Agreement shall give written notice of such termination to the other Parties in accordance with Section 8.6. Except as provided in this Section 7.5, in the event of termination of this Agreement and the abandonment of the Merger pursuant to and in accordance with this Article VII, this Agreement shall become void and of no effect with no liability or obligation to any Person on the part of any Party hereto or any of their respective Representatives or Affiliates, provided that (i) the provisions set forth in the last sentence of Section 5.7 (Access; Information), Section 5.9 (Publicity), Section 5.11 (Expenses), this Section 7.5 and Article VIII will survive the termination of this Agreement, and (ii) subject to Section 7.5(d) and Section 7.5(e), a termination of this Agreement shall not relieve any Party to this Agreement from any liability or damages for any willful breach or fraud by such Party that occurs prior to such termination. For purposes of this Agreement, “willful breach” means, with respect to any representation, warranty, agreement or covenant set forth in this Agreement, a breach that is a consequence of a conscious act or omission undertaken by the breaching Party with the intention or knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause or constitute a material breach of this Agreement.

(b)          In the event that (i) (A) this Agreement is terminated (1) by either the Company or Parent pursuant to Section 7.2(a) or (2) by Parent pursuant to Section 7.4(a) (other than in respect of the Company’s failure to comply in all material respects with its obligations under Section 5.4) or Section 7.4(b) and, in either case, prior to the date of such termination, the Company has received an Acquisition Proposal that has been publicly disclosed or any Person shall have publicly proposed or publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, in each case, that has not been withdrawn and (B) within twelve (12) months of the date of the termination referred to in clause (A) above, the Company enters into a definitive agreement with respect to, or consummates, such Acquisition Proposal (provided, that for purposes of this Section 7.5(b)(i), the references to “20%” in the definition of “Acquisition Proposal” will be deemed to be references to “50%”), (ii) this Agreement is terminated by Parent pursuant to Section 7.4(a) in respect of the Company’s failure to comply in all material respects with its obligations under Section 5.4, or Section 7.4(c) or (iii) this Agreement is terminated by the Company pursuant to Section 7.3(b), then, in each case, the Company will pay Parent an aggregate amount equal to $2,000,000 (the “Company Termination Payment”), by wire transfer of immediately available funds to an account designated in writing by Parent, which amount shall be payable (1) in the case of a payment required by clause (i) above, within two (2) Business Days after the earlier of entry into a definitive agreement in respect of the Acquisition Proposal or the consummation of such Acquisition Proposal, (2) in the case of a payment required by clause (ii) above, within two (2) Business Days after termination of this Agreement, or (3) in the case of a payment required by clause (iii) above, concurrently with or prior to termination of this Agreement. The Parties acknowledge and agree that in no event will the Company be required to pay the Company Termination Payment on more than one occasion.

(c)          The Company acknowledges that the agreements contained in this Section 7.5 are an integral part of the Merger and the other Transactions, and that, without these agreements, Parent would not have entered into this Agreement; accordingly, in the event the Company Termination Payment is required to be paid by the Company pursuant to Section 7.5(b) and the Company fails to timely pay to Parent the Company Termination Payment and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the Company Termination Payment, the Company will pay to Parent its costs and expenses (including reasonable attorneys’ fees and disbursements of counsel or other professionals and experts and court costs) in connection with such suit, together with interest thereon at the prime rate as published in The Wall Street Journal (or if not reported therein, as reported in another authoritative source reasonably selected by the other party) in effect on the date the Company Termination Payment was required to be paid from such date through the date of full payment thereof.

(d)          Notwithstanding anything to the contrary in this Agreement, if the Company Termination Payment is required to be paid by the Company pursuant to Section 7.5(b), Parent’s right to receive the Company Termination Payment and any additional amounts pursuant to Section 7.5(c) will be the sole and exclusive remedies of Parent, its respective Subsidiaries, any of Parent’s or its Subsidiaries’ respective former, current or future general or limited partners, stockholders, directors, officers, managers, members, Affiliates, agents and other Representatives and any other Person against the Company, the Company’s Subsidiaries, any of the Company’s or its Subsidiaries’ respective former, current or future general or limited partners, stockholders, directors, officers, managers, members, Affiliates, agents or other Representatives for any loss suffered as a result of any breach of any covenant or agreement in this Agreement or the failure of the Merger and the other Transactions to be consummated.

(e)          Each of the Parties acknowledges and agrees that: (i) the Company Termination Payment is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which the Company Termination Payment is due and payable, for the efforts and resources expended and opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger and the other Transactions, which amount would otherwise be impossible to calculate with precision, (ii) the Company Termination Payment and any additional amounts pursuant to Section 7.5(c), when paid in full accordance with this Agreement, will be in full and complete satisfaction of any and all monetary damages of Parent and each of its Subsidiaries or any of their respective former, current or future general or limited partners, stockholders, directors, officers, managers, members, Affiliates, agents or other Representatives arising out of or related to this Agreement, the Merger or the other Transactions (including any breach of this Agreement by the Company), the termination of this Agreement, the failure to consummate the Merger or the other Transactions, and any claims or actions under applicable Laws arising out of any such breach, termination or failure, (iii) in the event this Agreement is terminated under circumstances where the Company Termination Payment is payable, in no event will Parent be entitled to seek or obtain any recovery or judgment in excess of the Company Termination Payment and any additional amounts pursuant to Section 7.5(c) against the Company or any of its Subsidiaries, or any of their respective former, current or future general or limited partners, stockholders, directors, officers, employees, managers, members, Affiliates, agents or other Representatives or any of their respective assets, and in no event will Parent be entitled to seek or obtain any other damages of any kind, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement or the Merger or the other Transactions (including any breach by the Company), the termination of this Agreement, the failure to consummate the Merger or the other Transactions or any claims or actions under applicable Laws arising out of any such breach, termination or failure), and (iv) the Parties will take such actions as are necessary and sufficient so that the agreements contained in this Section 7.5 may be enforceable against such Party, including executing and delivering any waivers, releases and similar instruments consistent therewith upon any other Party’s request; provided, however, that this Section 7.5 will not limit Parent’s right to specific performance pursuant to Section 8.5(d) (subject to the limitations set forth therein); provided, further, however, that under no circumstances shall Parent be permitted or entitled to receive both a grant of specific performance requiring consummation of the Merger and the other Transactions and the Company Termination Payment pursuant to this Section 7.5.

Article VIII.
MISCELLANEOUS AND GENERAL

8.1           Non-Survival. The representations and warranties in this Agreement and in any certificate delivered pursuant hereto will terminate at the Effective Time. This Section 8.1 will not limit any covenant or agreement of the parties that by its terms contemplates performance in whole or in part after the Effective Time.

8.2           Modification or Amendment. Subject to applicable Laws and Section 8.3, at any time prior to the Effective Time, this Agreement may be amended (except to the extent that any such amendment would violate the MGCL or the MLLCA), modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification by Parent, Merger Sub, and the Company, or in the case of a waiver, by the Party against whom the waiver is to be effective.

8.3           Waiver of Conditions. The conditions to each of the respective Parties’ obligations to consummate the Merger and the other Transactions are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Laws. No failure or delay by any Party in exercising any right, power or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided will be cumulative and not exclusive of any rights or remedies provided by Law (except to the extent specifically provided otherwise in Section 7.5(d) and Section 7.5(e)).

8.4           Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by email of a .pdf attachment will be effective as delivery of a manually executed counterpart of this Agreement.

8.5           GOVERNING LAW; VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE.

(a)          THIS AGREEMENT AND ALL DISPUTES, CLAIMS OR CONTROVERSIES ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE NEGOTIATION, VALIDITY OR PERFORMANCE OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE GOVERNED BY AND INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAW OF THE STATE OF MARYLAND, WITHOUT REGARD TO ANY LAW THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAW.

(b)          Each of the Parties irrevocably (i) consents to submit itself to the personal jurisdiction of the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the U.S. District Court for the District of Maryland, Baltimore Division (the “Maryland Courts”) in connection with any matter based upon or arising out of or relating to this Agreement, the Merger or the other Transactions, or the actions of the Parties in the negotiation, administration, performance, and enforcement of this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any court, (iii) agrees that it will not bring any action relating to this Agreement or the Merger or the other Transactions in any court other than the Maryland Courts, (iv) agrees to request and/or consent to the assignment of any such proceeding to the Maryland Court’s Business and Technology Case Management Program and (v) consents to service being made through the notice procedures set forth in Section 8.6. Each of the Parties agrees that service of any process, summons, notice, or document by U.S. registered mail to the respective addresses set forth in Section 8.6 will be effective service of process for any suit, action, or proceeding based upon, arising out of or relating to this Agreement, the Merger and the other Transactions. Each Party irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any suit, action or proceeding based upon, relating to or arising out of this Agreement, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 8.5, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment, or otherwise), and to the fullest extent permitted by applicable Laws, that the suit, action, or proceeding in any such court is brought in an inconvenient forum, that the venue of such suit, action, or proceeding is improper, or that this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Laws, the benefit of any defense that would hinder, fetter, or delay the levy, execution, or collection of any amount to which the Party is entitled pursuant to the final judgment of any court having jurisdiction. Each Party expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Law of the State of Maryland and of the U.S.

(c)          EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT, OR OTHERWISE) DIRECTLY OR INDIRECTLY BASED UPON, ARISING OUT OF, OR RELATING TO THIS AGREEMENT OR THE MERGER OR THE OTHER TRANSACTIONS OR THE ACTIONS OF THE PARTIES IN NEGOTIATION, ADMINISTRATION, PERFORMANCE, AND ENFORCEMENT OF THIS AGREEMENT, OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT GIVES THIS WAIVER VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.5.

(d)          The Parties acknowledge and agree that irreparable harm would occur, and the Parties would not have any adequate remedy at Law (i) for any actual or threatened breach of the provisions of this Agreement or (ii) in the event that any of the provisions of this Agreement (including failure to take such actions as are required hereunder in order to consummate this Agreement) were not performed in accordance with their specific terms. It is accordingly agreed that each Party shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement and any other agreement or instrument executed in connection herewith; and the Parties further agree to waive any requirement for the securing or posting of any bond or proving actual damages in connection with such remedy. Each Party hereby consents to the right of the other Parties to seek the issuance of such injunction or injunctions, and to the grant of such injunction or injunctions. The Parties further agree not to assert that a remedy of injunction or specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide for an adequate remedy. Without limiting the foregoing, the Company shall be entitled to injunctive relief and specific performance to enforce the obligation of Parent to consummate the Merger and the other Transactions and to enforce the obligations of Parent and the Sponsor under the Equity Commitment Letter.

8.6           Notices. All notices, requests, claims, demands, and other communications hereunder will be in writing and will be deemed given if delivered personally, electronically mailed in .pdf (with confirmation), or sent by overnight courier (providing proof of delivery) to the Parties at the following addresses (or at such other address for a Party as will be specified by like notice):

(a)          If to Parent or Merger Sub, to such entity at:

c/o KBS Strategic Opportunity REIT, Inc.

11150 Santa Monica Blvd

Suite 400

Los Angeles, CA 90025

Attention:	Keith Hall, CEO

Peter McMillan, Chairman

Email:	khall@pac-oak.com

pmcmillan@pac-oak.com

with copies to (which will not constitute notice):

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, NC 27612-2350

Attention: Robert Bergdolt and Penny J. Minna

Email: Rob.Bergdolt@us.dlapiper.com

Email: Penny.Minna@us.dlapiper.com

(b)          If to the Company:

Reven Housing REIT, Inc.

875 Prospect Street

Suite 304

La Jolla, CA 92037

Email: cmc@revenhousingreit.com

Attention: Chad M. Carpenter

and

Reven Housing REIT, Inc.

875 Prospect Street

Suite 304

La Jolla, CA 92037

Email: tlm@revenhousingreit.com

Attention: Thad L. Meyer

with copies to (which will not constitute notice):

Greenberg Traurig, LLP

3161 Michelson Drive

Suite 1000

Irvine, CA 92612

Attention: Daniel K. Donahue

Email: DonahueD@gtlaw.com

and

Greenberg Traurig, LLP

MetLife Building

200 Park Avenue

New York, NY 10166

Attention: Dmitriy A. Tartakovskiy

Email: TartakovskiyD@gtlaw.com

8.7           Entire Agreement; Assignment; Binding Effect. This Agreement (including any exhibits, annexes and schedules hereto), the Company Disclosure Schedule, the Support Agreement, the Equity Commitment Letter and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all other prior agreements, understandings, representations, and warranties, both written and oral, among the Parties with respect to the subject matter hereof. Neither this Agreement nor any of the rights, interests, or obligations hereunder will be assigned, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the other Parties. Any purported assignment in contravention of this Agreement is void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective permitted successors and permitted assigns.

8.8           Parties in Interest. This Agreement will be binding upon, and inure solely to the benefit of, the Parties and nothing in this Agreement, express or implied, is intended to or will confer upon any other Person any rights, benefits, or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) after the Effective Time, with respect to the provisions of Section 5.12 (Indemnification; Directors’ and Officers’ Insurance), which will inure to the benefit of the Persons or entities benefiting therefrom who are intended to be third-party beneficiaries thereof, (b) after the Effective Time, the rights of the holders of Stock Certificates and Book-Entry Shares to receive the Merger Consideration in accordance with the terms and conditions of this Agreement and (c) after the Effective Time, the rights of the holders of Company Equity Awards to receive the payments contemplated by the applicable provisions of Section 2.4 (Treatment and Payment of Company Equity Awards). The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with the terms of this Agreement without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

8.9           No Recourse. All Actions (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement) may be made only against (and are those solely of) the entities that are expressly identified as Parties to this Agreement in the Preamble to this Agreement. No other Person, including any director, officer, employee, incorporator, member, partner, manager, stockholder, affiliate, agent, attorney or representative of, or any financial advisor or lender to, any Party to this Agreement or any director, officer, employee, incorporator, member, partner, manager, stockholder, affiliate, agent, attorney or representative of, or any financial advisor or lender to any of the foregoing (each such other Person, a “Non-Recourse Party”) shall have any liabilities (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach.

8.10         Obligations of Parent and of the Company. Whenever this Agreement requires Merger Sub to take an action, such requirement will be deemed to include an undertaking on the part of Parent to cause Merger Sub to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement will be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

8.11         Transfer Taxes. All federal, state, local or foreign or other excise, sales, use, value added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar taxes and fees that may be imposed or assessed at or following the Closing as a result of the Merger or the other Transactions, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, will be paid by Parent, without reduction (including by reason of Section 2.7) of any amounts payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Shares.

8.12         Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or circumstance, is invalid or unenforceable, (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement, and the application of such provision to other Persons or circumstances, will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

8.13         Interpretation; Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)          The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement, and will not be deemed to limit or otherwise affect any provision of this Agreement.

(b)          Where a reference in this Agreement is made to a Section or Exhibit such reference will be to a Section of or Exhibit to this Agreement unless otherwise indicated.

(c)          Whenever the words “include,” “includes,” or “including” are used in this Agreement they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive.

(d)          The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

(e)          Any Contract, instrument, or statute defined or referred to herein or in any Contract or instrument that is referred to herein means such Contract, instrument, or statute as from time to time amended, modified, or supplemented, including, in the case of Contracts or instruments, by waiver or consent and, in the case of statutes, by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(f)          References to a Person are also to its permitted successors and permitted assigns.

(g)          Where this Agreement states that a Party “shall,” “will” or “must” perform in some manner it means that the Party is legally obligated to do so under this Agreement.

(h)          The terms “provided to” or “made available to,” with respect to documents required to be provided by the Company to Parent or Merger Sub, include documents filed or furnished by the Company with the SEC that are publicly available in the Electronic Data Gathering, Analysis and Retrieval Database of the SEC and documents made available for review by Parent or its Representatives in the Project Domus electronic data room hosted on the Merrill DatasiteOne platform in connection with the transactions contemplated by this Agreement, in each case, at least three (3) Business Days prior to the date of this Agreement.

(i)          The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(j)          All references herein to “dollars” or “$” will mean U.S. dollars.

8.14         Definitions.

(a)          For purposes of this Agreement, the following terms will have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms and conditions that are not materially less favorable in the aggregate to the Company than the terms and conditions set forth in the Confidentiality Agreement (it being understood and hereby agreed that such confidentiality agreement need not contain “standstill” provisions).

“Acquisition Proposal” means any bona fide proposal or offer (whether or not in writing) with respect to any (i) merger, consolidation, share exchange, tender or exchange offer, dual listed company structure, business combination or similar transaction involving the Company that would result in any Person (other than Parent or Merger Sub) or Group (other than a Group solely consisting of Parent and Merger Sub) beneficially owning 20% or more of the outstanding voting equity interests of the Company or any successor or parent company thereto, (ii) sale, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Subsidiary of the Company or otherwise) of any business or assets of the Company or its Subsidiaries representing 20% or more of the consolidated assets or earnings power of the Company and its Subsidiaries, taken as a whole, to any Person (other than Parent or Merger Sub) or Group (other than a Group solely consisting of Parent and Merger Sub), (iii) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) (other than Parent or Merger Sub) or Group (other than a Group solely consisting of Parent and Merger Sub) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company, (iv) transaction, including any tender offer or exchange offer, in which any Person (or the stockholders of any Person) (other than Parent or Merger Sub) or Group (other than a Group solely consisting of Parent and Merger Sub) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of Shares or other securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, Shares or such other securities) representing 20% or more of the voting power of the Company, or (v) any combination of the foregoing (in each case, other than the Merger or the other Transactions contemplated by this Agreement).

“Action” means any claim, controversy, action, charge, cause of action, suit, litigation, arbitration, mediation, investigation, opposition, interference, audit, assessment, hearing, complaint, demand or other legal proceeding (whether sounding in Contract, tort or otherwise, whether civil, criminal or administrative, and whether brought at law or in equity) that is commenced, brought, conducted, tried or heard by or before, or otherwise involving, any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person. For the purposes of this definition, “control” (including the terms “controlling”, “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise.

“After Consultation” means, with respect to the Company Board, after consultation with the Company’s financial advisor and the Company’s outside legal counsel, as applicable, directly or through a committee of the Company Board.

“Aggregate Merger Consideration” means the aggregate cash consideration to be paid in respect of the Merger by Parent and Merger Sub calculated as follows: $56,849,495.55 minus (i) if the Available Cash amount is less than the Target Cash Amount, the amount by which the Target Cash Amount exceeds the Available Cash, or plus (ii) if the Available Cash amount is greater than the Target Cash Amount, the excess amount by which the Available Cash exceeds the Target Cash Amount.

“Articles Supplementary” means the articles supplementary with respect to the Series A Preferred Stock, substantially in the form attached hereto as Exhibit C.

“Available Cash” means an estimate of unrestricted cash of the Company and its Subsidiaries as of the Determination Date that (i) is calculated in a manner consistent with the manner in which cash is reflected on the consolidated balance sheets of the Company and its Subsidiaries included in the Company Financial Statements and (ii) the Company has determined in good faith (as supported by reasonable documentary detail provided to Parent) would be available to be distributed by the Company to Parent or the Paying Agent as of the Closing Date in accordance with the organizational documents of the Company and applicable Law, including Section 2-311 and any other applicable provisions of the MGCL. Attached hereto as Schedule I (for illustration purposes only) is a sample calculation of Available Cash as of June 30, 2019 (the “Sample Calculation”).

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the State of California.

“Casualty” means the occurrence of any damage or destruction of real property, in whole or in part, by fire, flood, hurricane, tornado or other natural disaster or similar casualty.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Equity Awards” means, collectively, (i) the Unvested Company Restricted Stock Awards and (ii) any other outstanding awards granted under the Company Stock Plan.

“Company Licensed Intellectual Property” means any Intellectual Property owned by a third party and licensed to the Company and/or any of its Subsidiaries or to which the Company and/or its Subsidiaries have otherwise obtained rights to use such Intellectual Property.

“Company Material Adverse Effect” means any change, effect, event, circumstance, occurrence, state of facts or development that, individually or in the aggregate with other changes, effects, events, circumstances, occurrences, states of facts or developments taken as a whole, has had or is or would reasonably be expected to be materially adverse (a) to the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) the ability of the Company and its Subsidiaries to timely consummate the transactions contemplated by this Agreement on or prior to the Outside Date; provided, however, that, solely with respect to clause (a), no change, effect, event, circumstance, occurrence or development, individually or in the aggregate, arising from or related to the following shall, individually or in the aggregate, constitute a Company Material Adverse Effect or be taken into account, individually or in the aggregate, in determining whether a Company Material Adverse Effect has occurred, is occurring or is or would reasonably be expected to occur: (i) conditions affecting the U.S. economy, or any other national or regional economy of the U.S. economy, (ii) political conditions (or changes in such conditions), acts of war, sabotage or terrorism, natural disasters, epidemics or pandemics (including any escalation or general worsening of any of the foregoing) in the United States, (iii) changes in the financial, credit, banking or securities markets in the United States (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes required by GAAP or other accounting standards (or interpretations thereof), (v) changes in any Laws or other binding directives issued by any Governmental Authority (or interpretations thereof), (vi) changes that are generally applicable to the residential real estate industry in which the Company and its Subsidiaries operate, (vii) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement or any decline in the market price or trading volume of the Shares (provided that the underlying causes of any such failure or decline may be considered in determining whether a Company Material Adverse Effect has occurred), (viii) the negotiation, execution or delivery of this Agreement, the performance by the Company of its obligations hereunder (other than its obligations set forth in the first sentence of Section 5.1), or the public announcement (including as to the identity of the Parties) or pendency of the Merger or the other Transactions, including any litigation arising out of or relating to this Agreement or the Transactions (provided that this clause (viii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions or to address the consequences of litigation), (ix) the termination of employment of or by any of the Company’s officers or other employees after the public announcement of this Agreement, (x) any action or omitted action taken at the written direction of Parent, or (xi) any breach, violation or non-performance solely by Parent or Merger Sub of any of their respective obligations under this Agreement, provided, that the changes, effects, events, circumstances, occurrences and developments described in clause (i), (ii), (iii), (iv), (v) or (vi) above (A) shall not be excluded if (and only to the extent that) they disproportionately affect the Company and its Subsidiaries, taken as a whole, relative to other companies in the residential real estate industry that own similar assets in such jurisdiction in which the Company and its Subsidiaries operate, and (B) shall not apply to the use of Company Material Adverse Effect in Section 3.4 or Section 3.7 (or Section 6.2 as it relates to Section 3.4 or Section 3.7).

“Company Option” means an option to purchase Shares issued by the Company pursuant to the Company Stock Plan.

“Company Owned Intellectual Property” means any Intellectual Property Owned by the Company and/or any of its Subsidiaries.

“Company Stock Plan” means the Company’s Amended and Restated 2012 Incentive Compensation Plan, as may be amended from time to time.

“Determination Date” means the last day of the calendar month in which the Closing is expected to occur.

“Environment” means ambient air, indoor air, surface water, groundwater, soil, sediment, substrata or surface land, flora, fauna or any other biota living in or on such media.

“Environmental Law” means any applicable Law, permit, order, judgment, decree or injunction from any Governmental Authority, in each case in effect as of the date hereof, relating to Hazardous Substances, or the pollution or protection of the Environment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with the Company or any of its Subsidiaries would be deemed a “single employer” within the meaning of Section 4001 of ERISA or Section 414 of the Code.

“Existing Loan Agreements” means, collectively, (i) that certain Loan Agreement, dated as of September 28, 2018, by and between Reven Housing Funding 1, LLC, as Borrower, and Arbor Agency Lending, LLC, as Lender, (ii) that certain Loan Agreement, dated as of February 11, 2019, by and between Reven Housing Funding 2, LLC, as Borrower, and Arbor Agency Lending, LLC, as Lender, and (iii) that certain Revolving Note, dated as of November 13, 2018, between the Company, as Borrower, and City National Bank, in each case, as may be amended from time to time.

“Governmental Authority” means any (i) federal, state, local, municipal, foreign or other government, (ii) governmental, quasi-governmental, supranational, administrative or regulatory authority (including any governmental division, department, agency, commission, instrumentality, organization, board, bureau, unit or body and any court or other tribunal), (iii) self-regulatory organization, arbitration panel or similar entity.

“Group” shall have the meaning given to that term under Section 13(d)(3) of the Exchange Act.

“Hazardous Substances” means (i) any petrochemical or petroleum products, radioactive materials, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, and radon gas, (ii) any chemicals, materials, substances or wastes defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants” or “pollutants” or described as “hazardous,” “toxic,” “carcinogenic,” “explosive” or “radioactive” or, in each case, words of similar meaning and regulatory effect by or within the meaning of any applicable Environmental Law, or (iii) any other chemical, material or substance, exposure to which is prohibited, limited, or regulated by any applicable Environmental Law.

“Indebtedness” means, with respect to any Person, (i) any indebtedness of such Person, whether or not contingent, for borrowed money (whether by loan or the issuance and sale of debt securities evidenced by notes, debentures or similar instruments and including, reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers’ acceptances, whether or not matured), (ii) any obligations of such Person for the deferred purchase price of property or services (other than trade payables, accrued compensation and other accrued liabilities, in each case, incurred in the Ordinary Course of Business of such Person), including any earn-outs, (iii) any obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (iv) obligations of any Person in respect of interest rate, currency or other swaps, hedges or similar derivative arrangements, (v) any obligations of such Person as lessee (or other agreement conveying the right to use) under leases to the extent such obligations are required to be classified and accounted for as capital leases in accordance with GAAP, (vi) any obligations, contingent or otherwise, of such Person under acceptance, letters of credit or similar facilities that have been drawn, (vii) all Indebtedness of others referred to in clauses (i) through (vi) above guaranteed directly or indirectly in any manner by such Person, (vii) all Indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, and (viii) outstanding prepayment premium obligations of such Person, if any, and accrued interest, fees and expenses related to any indebtedness described in clauses (i) through (vii) above.

“Intellectual Property” means, in any and all jurisdictions throughout the world, any (i) trademarks, service marks, Internet domain names, trade dress and trade names, registrations and applications for registration of the foregoing, and the goodwill associated therewith and symbolized thereby; (ii) inventions, discoveries, ideas and improvements, whether patentable or not, and all patents and patent applications registrations, invention disclosures and applications, including any divisions, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, re-issues and re-examinations; (iii) confidential and proprietary information, including trade secrets and know-how; (iv) copyrights (including copyrights in computer software and Internet websites) and registrations and applications for registration of the foregoing; (v) and unpublished works of authorship whether or not copyrightable, including Software, other compilations of information, manual and other documentation, in each case whether or not registered or sought to be registered, copyrights in and to the foregoing, together with all common law rights and moral rights therein, and any applications and registrations therefor, including extensions, renewals, restorations, reversions, derivatives, translations, localizations, adaptations and combinations of the above; and (v) all other intellectual property or proprietary rights of any kind or description.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data, data communications lines, and other information technology equipment, and associated documentation.

“Knowledge of the Company” or similar terms used in this Agreement mean the actual or constructive knowledge of the Persons listed in Section 8.14(a) of the Company Disclosure Schedule, in each case, following reasonable inquiry in connection with any matter which they would reasonably be expected to have by reason of the scope or nature of their duties associated or inherent to their respective positions with or engagement by the Company and/or any of its Subsidiaries, including reasonable inquiry of the property managers a party to the Property Management Contracts with respect to matters of which they would reasonably be expected to have knowledge.

“Law” means any federal, state, local or municipal, whether foreign, multinational or domestic, statute, law (including common law), ordinance, rule, regulation, code, constitution, treaty or other requirement of law of any Governmental Authority, including any judicial interpretation thereof.

“Lien” means any mortgage, pledge, deed of trust, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, restriction, or preference, priority or other security interest or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any financing lease having substantially the same economic effect as any of the foregoing). For the avoidance of doubt, a precautionary filing in respect of an operating lease shall not constitute a Lien.

“Majority Stockholders” means, collectively, King Apex Group Holdings II Limited, King Apex Group Holdings III Limited, King Apex Group Holdings IV Limited, Chad M. Carpenter, Xiaofan Bai and Zhen Luo.

“Merger Consideration” means an amount per Share equal to the quotient obtained by dividing (a) the Aggregate Merger Consideration (as finally determined in accordance with Section 2.1(c) or Section 2.1(d), as applicable) by (b) the total number of Shares outstanding as of immediately prior to the Effective Time (for the avoidance of doubt, including all Shares granted in the form of Unvested Company Restricted Stock Awards).

“Ordinary Course of Business” means, with respect to any Person, (i) the ordinary course of business of such Person through the date hereof consistent with past practice and (ii) in respect of Section 5.1 only, the ordinary course of business of such Person through the date hereof (a) is consistent in nature, scope and magnitude with the past practices of such Person and is taken in the ordinary course of the day-to-day operations of such Person; and (b) does not require authorization by stockholders or lenders of such Person (or by any Person or group of Persons exercising similar authority) or by any Governmental Authority.

“Organizational Documents” means any corporate, partnership or limited liability organizational documents, including certificates or articles of incorporation or formation, bylaws, operating agreements (including limited liability company agreements and agreements of limited partnership), certificates of limited partnership, partnership agreements and certificates of existence, as applicable.

“Permitted Liens” means (i) mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, landlord’s or repairmen’s Liens or other similar common law, statutory or consensual Liens arising or incurred in the Ordinary Course of Business relating to obligations that are not yet due or payable or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the Company Financial Statements in accordance with GAAP, the existence of which do not materially adversely interfere with the business of the Company and its Subsidiaries, taken as a whole, or materially interfere with the present use of any of the Company Owned Property subject thereto or affected thereby, (ii) pledges, deposits or guarantees securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), incurred in the Ordinary Course of Business and which are not yet due and payable, (iii) Liens for Taxes, assessments and other governmental charges not yet due or payable (or which may be hereafter paid without penalty) or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the Company Financial Statements in accordance with GAAP, (iv) Liens imposed by any applicable Law (other than Tax Law) that are not yet due or payable or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the Company Financial Statements in accordance with GAAP and do not materially adversely interfere with the business of the Company and its Subsidiaries, taken as a whole, or materially interfere with the present use of any of the Company Owned Property subject thereto or affected thereby, (v) Liens in connection with the Existing Loan Agreements, (vi) with respect to any Company Owned Property, zoning, building code, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities, in each case, which do not materially interfere with the current use of such Company Owned Property and that are not materially contravened by the current use or occupancy of such Company Owned Property or the operation of the business of the Company or its Subsidiaries thereon, materially detract from the value, of the applicable Company Owned Property owned, leased, used or held for use thereby, (vii) with respect to any Company Owned Property, any title exceptions disclosed in any Company Title Insurance Policy or Company Title Insurance Commitment with respect to such Company Owned Property for which Parent or Merger Sub has not objected in writing as of the date hereof, prior to the Closing, (viii) the rights of any tenant (or subtenant) under any Tenant Leases, (ix) with respect to any Company Owned Property, security given in the Ordinary Course of Business to any public utility, Governmental Authority or other statutory or public authority that does not materially interfere with the current use of such Company Owned Property, (xii) purchase money liens solely securing rental payments under capital lease arrangements that are not, in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (xiii) Liens in favor of banking or other financial institutions arising as a matter of Law encumbering deposits or other funds maintained with a financial institution incurred in the Ordinary Course of Business and not incurred in connection with the borrowing of money by the Company and its Subsidiaries, and (xiv) Liens resulting solely from any acts or omissions of Parent or Merger Sub.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Authority or other entity of any kind or nature, as well as any syndicate or Group.

“Personal Information” means any information concerning an individual that, on its own or in combination with any other information, allows the identification of a natural person or would be considered nonpublic personal information (including financial and healthcare information) and which, in each case, is protected under any applicable Laws concerning personal privacy, data breach notification or the collection, use, storage, processing, transfer, disclosure or protection of personal information.

“Registered” means issued by, registered or filed with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.

“Registered Intellectual Property” means all Intellectual Property that is the subject of registration (or an application for registration), including domain names.

“SEC” means the U.S. Securities and Exchange Commission.

“Series A Preferred Stock” means the Company’s Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share, with the terms of the Series A Preferred Stock set forth in the Articles Supplementary, having the rights, preferences, privileges and voting powers as set forth therein.

“Subsidiary” means, with respect to any Person, any other Person (a) of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries or (b) of which such Person or one or more of its Subsidiaries is a general partner or managing member.

“Superior Proposal” means a bona fide written Acquisition Proposal (provided, that, for purposes of this definition, the applicable percentages in clauses (i) and (ii) of the definition of Acquisition Proposal shall be 50%, rather than 20%), that the Company Board, or any committee thereof, has determined in its good faith judgment, After Consultation (taking into account all legal, financial, regulatory and other material aspects of such Acquisition Proposal and all other matters that the Company Board, or any committee thereof, considers appropriate and any changes proposed by Parent to the terms of this Agreement), that if consummated would reasonably be likely to result in a transaction more favorable to the Stockholders, from a financial point of view, than the Merger (including the Merger Consideration) and the other Transactions and for which financing, if a cash transaction (whether in whole or in part), is not a condition to closing.

“Target Cash Amount” means $6,500,000.

“Tax Returns” means all reports, and returns, certificates, declarations, elections, claims for refund, estimates and information returns and statements required to be filed with any Taxing Authority and with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means any and all U.S. federal, state, provincial or local or foreign taxes, levies, duties, tariffs, imposts, charges, fees and other similar assessments (together with all interest, penalties, additions to tax and additional amounts imposed with respect thereto), however denominated, imposed by any Taxing Authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges.

“Taxing Authority” means any Governmental Authority with the authority to impose Tax.

“Unvested Company Restricted Stock Award” means all or a portion of an award in respect of Shares that is subject to vesting, repurchase or other lapse restriction granted under the Company Stock Plan.

“Written Consent Effective Time” means 11:59 p.m., New York City time, on September 9, 2019; provided, however, that if the Written Consent Effective Time occurs during the Superior Proposal Notice Period, then the Written Consent Effective Time shall automatically be extended to, and all references to the Written Consent Effective Time shall refer to, the first calendar day after the last day of the Superior Proposal Notice Period (or, if applicable, the first calendar day after the last day of any Subsequent Superior Proposal Notice Period).

(b)          Each of the following terms is defined in the Section of this Agreement set forth opposite such term:

Term	Section

Acceptable Confidentiality Agreement	8.14(a)
Acquisition Proposal	8.14(a)
Action	8.14(a)
Adverse Recommendation Change	5.4(c)
Affiliate	8.14(a)
After Consultation	8.14(a)
Aggregate Merger Consideration	8.14(a)
Agreement	Preamble
Alternative Acquisition Agreement	5.4(a)
Applicable Date	3.5(a)
Applicable Withholding Taxes	2.7
Articles of Merger	1.3
Articles Supplementary	8.14(a)
Available Cash	8.14(a)
Available Cash Estimate	2.1(a)
Bankruptcy and Equity Exception	3.3(a)
Book-Entry Share	2.2(a)
Business Day	8.14(a)
Bylaws	1.4
Capitalization Date	3.2(a)
Charter	1.4
Closing	1.2
Closing Date	1.2
Closing Statement	2.1(c)
Code	8.14(a)
Company	Preamble
Company Balance Sheet	3.5(d)
Company Benefit Plan	3.9(a)
Company Board	Recitals
Company Disclosure Schedule	Article III preamble
Company Equity Awards	8.14(a)
Company Financial Statements	3.5(c)
Company Indemnified Parties	5.12(a)
Company Insurance Policy	3.18

Company Lease	3.14(b)
Company Licensed Intellectual Property	8.14(a)
Company Material Adverse Effect	8.14(a)
Company Option	8.14(a)
Company Owned Intellectual Property	8.14(a)
Company Owned Property	3.14(a)
Company Permits	3.11
Company Privacy Policy	3.17(c)
Company Property	3.14(b)
Company Recommendation	3.3(b)
Company Reports	3.5(a)
Company Returns	5.17(c)
Company Stock Plan	8.14(a)
Company Stockholder Approval	6.1(a)
Company Termination Payment	7.5(b)
Company Title Insurance Commitment	3.14(d)
Company Title Insurance Policy	3.14(d)
Confidentiality Agreement	5.7
Contract	3.4(b)
control	8.14(a)
Determination Date	8.14(a)
Disputed Item	2.1(e)
DTC	2.3(c)(i)
Effective Time	1.3
Environment	8.14(a)
Environmental Law	8.14(a)
Equity Commitment Letter	Recitals
Equity Financing	4.9
ERISA	8.14(a)
ERISA Affiliate	8.14(a)
Estimated Aggregate Merger Consideration	2.1(a)
Estimated Closing Statement	2.1(a)
Exchange Act	3.4(a)
Excluded Share	2.2(a)
Existing Loan Agreements	8.14(a)
GAAP	3.5(c)
Governmental Approvals	5.6(a)
Governmental Authority	8.14(a)
Group	8.14(a)
Guaranteed Obligations	8.16
Hazardous Substances	8.14(a)
Indebtedness	8.14(a)
Independent Accountant	2.1(e)
Information Statement	5.5(b)
Intellectual Property	8.14(a)
Interim Period	5.1

IRS	3.9(a)
IT Assets	8.14(a)
Knowledge of the Company	8.14(a)
Law	8.14(a)
Leasing Costs	3.14(e)
Lender Consents	5.16
Letter of Transmittal	2.3(c)(i)
Lien	8.14(a)
Majority Stockholders	8.14(a)
Maryland Courts	8.5(b)
Material Contract	3.12(a)
Merger	Recitals
Merger Consideration	8.14(a)
Merger Sub	Preamble
MGCL	Recitals
MLLCA	Recitals
Nasdaq	3.4(a)
Non-Recourse Party	8.9
Objection Notice	2.1(b)
Objection Period	2.1(b)
Officer’s Certificate	6.2(f)
Orders	6.1(c)
Ordinary Course of Business	8.14(a)
Organizational Documents	8.14(a)
Outside Date	7.2(a)
Parent	Preamble
Parties	Preamble
Paying Agent	2.3(a)
Paying Agent Agreement	2.3(a)
Payment Fund	2.3(b)
Permitted Liens	8.14(a)
Person	8.14(a)
Personal Information	8.14(a)
Preferred Shares	3.2(a)
Preferred Stock Offering	5.19
Preferred Stock Offering Documents	5.19
Property Management Contract	3.12(a)(ix)
Qualified REIT Subsidiary	3.16(b)
RBC Capital Markets	3.20
Registered	8.14(a)
Registered Intellectual Property	8.14(a)
REIT	3.16(b)
REIT Status Opinion	6.2(e)
Rent Roll	3.14(e)
Representative Losses	2.8(e)
Representatives	5.4(a)

Requisite Stockholder Vote	3.3(a)
Resolution Period	2.1(b)
Sample Calculation	8.14(a)
SDAT	1.3
SEC	8.14(a)
Securities Act	3.4(a)
Share	2.2(a)
SOX Act	3.5(a)
Sponsor	Recitals
Stock Certificate	2.2(a)
Stockholders	Recitals
Stockholders’ Written Consent	5.5(a)
Subsequent Superior Proposal Notice Period	5.4(d)
Subsidiary	8.14(a)
Superior Proposal	8.14(a)
Superior Proposal Notice	5.4(d)
Superior Proposal Notice Period	5.4(d)
Support Agreement	Recitals
Surviving Corporation	1.1
Target Cash Amount	8.14(a)
Tax Returns	8.14(a)
Taxable REIT Subsidiary	3.16(b)
Taxes	8.14(a)
Tenant Leases	3.14(e)
Termination and Release Agreement	5.20
Transaction Litigation	5.15
Transactions	Recitals
Unvested Company Restricted Stock Award	8.14(a)
willful breach	7.5(a)
Written Consent Effective Time	8.14(a)

8.15         Disclosure Schedule. Certain items and matters are listed in the Company Disclosure Schedule for informational purposes only and may not be required to be listed therein by the terms of this Agreement. No reference to, or disclosure of, any item or matter in any Section of this Agreement or any section or subsection of the Company Disclosure Schedule will be construed as an admission that such item or matter is material. Without limiting the foregoing, no reference to, or disclosure of, a possible breach or violation of any Contract or Law in the Company Disclosure Schedule will be construed as an admission that a breach or violation exists or has actually occurred.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have caused this Merger Agreement to be executed as of the date first written above.

COMPANY:

Reven Housing REIT, Inc.

By:	/s/ Thad L. Meyer
Name: Thad L. Meyer
Title: Chief Financial Officer

PARENT:

SOR PORT Holdings, LLC

By:  SOR X ACQUISITION III, LLC,

as Sole Member

By:  KBS SOR EQUITY HOLDINGS X LLC,

a Delaware limited liability company, its sole member

By:  KBS SOR (BVI) HOLDINGS, LTD., a British Virgin Islands company limited by shares, its sole member

By:  KBS STRATEGIC OPPORTUNITY LIMITED PARTNERSHIP, a Delaware limited partnership, its sole shareholder

By:  KBS STRATEGIC OPPORTUNITY REIT, INC., a Maryland corporation, its sole general partner

By:	/s/ Peter McMillan III
Name: Peter McMillan III
Title: Chair of the Board and President

MERGER SUB:

SOR PORT, LLC

By:  SOR PORT HOLDINGS, LLC,

as Sole Member

By:  SOR X ACQUISITION III, LLC, a Delaware limited liability company, its sole member

By:  KBS SOR EQUITY HOLDINGS X LLC,

a Delaware limited liability company, its sole member

By:  KBS SOR (BVI) HOLDINGS, LTD., a British Virgin Islands company limited by shares, its sole member

By:  KBS STRATEGIC OPPORTUNITY LIMITED PARTNERSHIP, a Delaware limited partnership, its sole shareholder

By:  KBS STRATEGIC OPPORTUNITY REIT, INC., a Maryland corporation, its sole general partner

By:	/s/ Peter McMillan III
Name: Peter McMillan III
Title: Chair of the Board and President

[Signature Page to Agreement and Plan of Merger]

SCHEDULE I
Sample Calculation of Available Cash

[See attached]

EXHIBIT A
Form of Articles of Amendment of the Surviving Corporation

[See attached]

EXHIBIT B
Form of Stockholders’ Written Consent

[See attached]

EXHIBIT C
Form of Articles Supplementary

[See attached]

EXHIBIT D
Form of Certificate of Notice

[See attached]

EXHIBIT E-1
Form of Termination and Release Agreement

[See attached]

EXHIBIT E-2
Form of Termination and Release Agreement

[See attached]

EXHIBIT E-3
Form of Termination and Release Agreement

[See attached]

EXHIBIT F-1
Form of REIT Status Opinion

[See attached]

EXHIBIT F-2
Form of Officer’s Certificate

[See attached]